Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

Branch 22
811-8367

Morgan Lewis
COUNSELORS AT LAW

40-33

Christopher P. Hall
212-309-6158
chall@morganlewis.com

04043666

RECD S.E.C.
SEP 17 2004

September 17, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (re: Revenue Sharing Cases)

We are counsel to Evergreen Investment Management Company, LLC and have been asked by the individuals and registered companies identified on Schedule A to file with the Securities and Exchange Commission, pursuant to Section 33 of the Investment Company Act, copies of all pleadings filed with the court in actions in which they are party defendants to claims by a registered investment company or security holder thereof in a derivative or representative capacity against an officer, director, investor adviser, trustee, or depositor of such company. Attached please find five complaints in which the individuals and/or Funds have been named as party-defendants or nominal defendants.

We have also enclosed an additional copy of this letter for our records that we request you date stamp and return to us via our messenger. If you have any questions, please do not hesitate to contact me at (212) 309-6702.

Respectfully,

Christopher P. Hall

PROCESSED
SEP 28 2004
THOMSON
FINANCIAL

Schedule A

Individuals

Laurence B. Ashkin
Charles A. Austin, III
Arnold H. Dreyfuss
Dennis H. Ferro
K. Dun Gifford
James S. Howell
Leroy Keith, Jr.
Carol Kosel
Michael H. Koonce
Gerald M. McDonnell
Thomas L. McVerry
William Walt Pettit
David M. Richardson
Russel A. Salton, III
Michael S. Scofield
Richard J. Shima
Richard K. Wagoner

Registered Investment Companies

*The trusts are not named parties in these actions, but because the series names below the trusts are named as nominal defendants the trusts are listed on this Schedule.

*EVERGREEN SELECT FIXED INCOME TRUST (811-08365)
- Evergreen International Bond Fund
- Evergreen Core Bond Fund
- Evergreen Intermediate Municipal Bond Fund
- Evergreen Adjustable Rate Fund
- Evergreen Limited Duration Fund
- Evergreen Short Intermediate Bond Fund

*EVERGREEN SELECT EQUITY TRUST (811-08363)
- Evergreen Strategic Growth Fund
- Evergreen Special Equity Fund
- Evergreen Equity Index Fund
- Evergreen Strategic Value Fund

*EVERGREEN MUNICIPAL TRUST (811-08367)
- Evergreen California Municipal Bond Fund

Evergreen Connecticut Municipal Bond Fund
Evergreen New Jersey Municipal Bond Fund
Evergreen New York Municipal Bond Fund
Evergreen Pennsylvania Municipal Bond Fund
Evergreen Florida High Income Municipal Bond Fund
Evergreen Florida Municipal Bond Fund
Evergreen Georgia Municipal Bond Fund
Evergreen Maryland Municipal Bond Fund
Evergreen North Carolina Municipal Bond Fund
Evergreen South Carolina Municipal Bond Fund
Evergreen Virginia Municipal Bond Fund
Evergreen High Grade Municipal Bond Fund
Evergreen High Income Municipal Bond Fund
Evergreen Municipal Bond Fund
Evergreen Short-Intermediate Municipal Bond Fund

*EVERGREEN EQUITY TRUST (811-08413)

Evergreen Asset Allocation Fund
Evergreen Balanced Fund
Evergreen Foundation Fund
Evergreen Aggressive Growth Fund
Evergreen Fund
Evergreen Growth Fund
Evergreen Large Cap Equity Fund
Evergreen Large Company Growth Fund
Evergreen Masters Fund
Evergreen Mid Cap Growth Fund
Evergreen Omega Fund
Evergreen Blue Chip Fund
Evergreen Equity Income Fund
Evergreen Growth and Income Fund
Evergreen Large Cap Value Fund
Evergreen Mid Cap Value Fund
Evergreen Small Cap Value Fund
Evergreen Special Values Fund
Evergreen Health Care Fund
Evergreen Technology Fund
Evergreen Utility and Telecommunications Fund
Evergreen Tax Strategic Foundation Fund

*EVERGREEN FIXED INCOME TRUST (811-08415)

Evergreen Diversified Bond Fund
Evergreen High Yield Bond Fund
Evergreen Strategic Income Fund
Evergreen U.S. Government Fund

Evergreen Ultra Short Bond Fund

*EVERGREEN INTERNATIONAL TRUST (811-08553)
- Evergreen Emerging Markets Growth Fund
- Evergreen Global Leaders Fund
- Evergreen Global Opportunities Fund
- Evergreen International Equity
- Evergreen Precious Metals Fund

*EVERGREEN MONEY MARKET TRUST (811-08555)
- Evergreen California Municipal Money Market Fund
- Evergreen Florida Municipal Money Market Fund
- Evergreen Money Market Fund
- Evergreen Municipal Money Market Fund
- Evergreen New Jersey Municipal Money Market Fund
- Evergreen New York Municipal Money Market Fund
- Evergreen Pennsylvania Municipal Money Market Fund
- Evergreen Treasury Money Market Fund
- Evergreen U.S. Government Money Market Fund

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

ECF CASE

JUDGE SWEET

BLANCHARD D. SMITH,

Plaintiff,

vs.

WACHOVIA CORPORATION, EVERGREEN INVESTMENT COMPANY, EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, EVERGREEN INVESTMENT SERVICES, INC., EVERGREEN DISTRIBUTOR, INC., LAURENCE B. ASHKIN, CHARLES A. AUSTIN, III, ARNOLD H. DREYFUSS, DENNIS H. FERRO, K. DUN GIFFORD, JAMES S. HOWELL, LEROY KEITH JR., CAROL KOSEL, MICHAEL H. KOONCE, GERALD M. MCDONNELL, THOMAS L. MCVERRY, WILLIAM WALT PETTIT, DAVID M. RICHARDSON, RUSSEL A. SALTON, III, MICHAEL S. SCOFIELD, RICHARD J. SHIMA, AND RICHARD K. WAGONER, and JOHN DOES 1-100,

Defendants,

EVERGREEN ADJUSTABLE RATE FUND, EVERGREEN AGGRESSIVE GROWTH FUND, EVERGREEN ASSET ALLOCATION FUND, EVERGREEN BALANCED FUND, EVERGREEN BLUE CHIP FUND, EVERGREEN CALIFORNIA MUNICIPAL BOND FUND, EVERGREEN CALIFORNIA MUNICIPAL MONEY MARKET FUND, EVERGREEN CONNECTICUT MUNICIPAL BOND FUND, EVERGREEN CORE BOND FUND, EVERGREEN DIVERSIFIED BOND FUND, EVERGREEN EMERGING MARKETS GROWTH FUND, EVERGREEN EQUITY INCOME FUND, EVERGREEN EQUITY INDEX FUND, EVERGREEN FUND,

Civil Action No. 04 CV 4453

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

[Caption continues on next page]

EVERGREEN FLORIDA HIGH INCOME MUNICIPAL BOND FUND, EVERGREEN FLORIDA MUNICIPAL BOND FUND, EVERGREEN FLORIDA MUNICIPAL MONEY MARKET FUND, EVERGREEN FOUNDATION FUND, EVERGREEN GEORGIA MUNICIPAL BOND FUND, EVERGREEN GLOBAL LEADERS FUND, EVERGREEN GLOBAL OPPORTUNITIES FUND, EVERGREEN GROWTH FUND, EVERGREEN GROWTH AND INCOME FUND, EVERGREEN HEALTH CARE FUND, EVERGREEN HIGH GRADE MUNICIPAL BOND FUND, EVERGREEN HIGH INCOME MUNICIPAL BOND FUND, EVERGREEN HIGH YIELD BOND FUND, EVERGREEN INTERMEDIATE MUNICIPAL BOND FUND, EVERGREEN INTERNATIONAL BOND FUND, EVERGREEN INTERNATIONAL EQUITY FUND, EVERGREEN LARGE CAP EQUITY FUND, EVERGREEN LARGE CAP VALUE FUND, EVERGREEN LARGE COMPANY GROWTH FUND, EVERGREEN LIMITED DURATION FUND, EVERGREEN MARYLAND MUNICIPAL BOND FUND, EVERGREEN MASTERS FUND, EVERGREEN MID CAP GROWTH FUND, EVERGREEN MID CAP VALUE FUND, EVERGREEN MONEY MARKET FUND, EVERGREEN MUNICIPAL BOND FUND, EVERGREEN MUNICIPAL MONEY MARKET FUND, EVERGREEN NEW JERSEY MUNICIPAL BOND FUND, EVERGREEN NEW JERSEY MUNICIPAL MONEY MARKET FUND, EVERGREEN NEW YORK MUNICIPAL BOND FUND, EVERGREEN NEW YORK MUNICIPAL MONEY MARKET FUND, EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND, EVERGREEN OMEGA FUND, EVERGREEN PENNSYLVANIA MUNICIPAL BOND FUND, EVERGREEN PENNSYLVANIA MUNICIPAL MONEY MARKET FUND, EVERGREEN PRECIOUS METALS FUND, EVERGREEN SHORT INTERMEDIATE BOND FUND,

[Caption continues on next page]

EVERGREEN SHORT-INTERMEDIATE MUNICIPAL BOND FUND, EVERGREEN SMALL CAP VALUE FUND, EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND, EVERGREEN SPECIAL EQUITY FUND, EVERGREEN SPECIAL VALUES FUND, EVERGREEN STRATEGIC GROWTH FUND, EVERGREEN STRATEGIC INCOME FUND, EVERGREEN STRATEGIC VALUE FUND, EVERGREEN TAX STRATEGIC FOUNDATION FUND, EVERGREEN TECHNOLOGY FUND, EVERGREEN TREASURY MONEY MARKET FUND, EVERGREEN U.S. GOVERNMENT FUND, EVERGREEN U.S. GOVERNMENT MONEY MARKET FUND, EVERGREEN ULTRA SHORT BOND FUND, EVERGREEN UTILITY AND TELECOMMUNICATIONS FUND, EVERGREEN VIRGINIA MUNICIPAL BOND FUND, (collectively, the "Evergreen Funds"),

Nominal Defendants.

Plaintiff Blanchard D. Smith, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Evergreen family of mutual funds (collectively, the "Evergreen Funds"), and derivatively on behalf of the Evergreen Funds, against the Evergreen Funds' investment advisers, their corporate parents and the Evergreen Funds' directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the Evergreen Funds to pay brokers to aggressively push Evergreen Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the Evergreen Funds public filings or elsewhere.

3. Thus Evergreen Funds investors were induced to purchase Evergreen Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Evergreen Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Evergreen Funds, Evergreen Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Evergreen Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Evergreen Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Evergreen Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the Evergreen Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Evergreen Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Evergreen Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Evergreen Funds to finance their ongoing marketing campaign. The Evergreen Funds Directors, who purported to be Evergreen Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the Evergreen Funds Directors breached their common law fiduciary duties to the Evergreen Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Evergreen Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Evergreen Distributor, Inc. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff Blanchard D. Smith purchased during the Class Period and continues to own shares or units of the Evergreen Growth & Income Class B Fund, Evergreen VA Municipal Bond Class B Fund, Evergreen Omega Class B Fund, Evergreen Aggressive Growth Class A Fund and the Evergreen Managed Income Fund and has been damaged by the conduct alleged herein.

12. Defendant Wachovia Corp. ("Wachovia" or the "Company") is registered as a financial holding company and a bank holding company. The Company provides commercial and retail banking and trust services through banking offices in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Virginia and Washington, D.C. Wachovia also provides various other financial services, including mortgage banking, investment banking, investment advisory, home equity lending,

asset-based lending, leasing, insurance, international and securities brokerage services, through other subsidiaries. The Company's retail securities brokerage business is conducted through Wachovia Securities, LLC, and operates in 49 states. The Company organizes its businesses into four segments: Capital Management, the General Bank, Wealth Management, and the Corporate and Investment Bank. Wachovia maintains its principal place of business at One Wachovia Center, Charlotte, North Carolina 28288.

13. Defendant Evergreen Investment Company, Inc. ("Evergreen Investment") is a broadly diversified asset management organization, with products and services distributed across several lines of business. Evergreen manages diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, and alternative investments to private accounts. Evergreen maintains its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116.

14. Defendant Evergreen Investment Management Company, LLC ("EMIC") is the investment advisor to the Funds. EIMC has been managing mutual funds and private accounts since 1932 and managed over $109.4 billion in assets for the Evergreen funds as of December 31, 2003. EMIC its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116. EMIC is a subsidiary of Wachovia.

15. Defendant Evergreen Investment Services, Inc. ("EIS"), 200 Berkeley Street, Boston, Massachusetts 02116-5034, a subsidiary of Wachovia, serves as administrator to each Fund, subject to the supervision and control of the Trust's Board of Trustees.

16. Evergreen Investment, EMIC , and EIS, are referred to collectively herein as the "Investment Adviser Defendants."

17. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated

as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the Evergreen Funds.

18. Evergreen Distributor, Inc. ("EDI") markets the Funds through broker-dealers and other financial representatives. EDI is the principal underwriter for the Trust and with respect to each class of shares of the Fund. The Trust has entered into a Principal Underwriting Agreement with EDI with respect to each class of the Fund. EDI is located at 90 Park Avenue, New York, New York 10016 and is a subsidiary of The BISYS Group, Inc.

19. Defendants Laurence B. Ashkin ("Ashkin"), Charles A. Austin, III ("Austin"), Arnold H. Dreyfuss ("Dreyfuss"), Dennis H. Ferro ("Ferro"), K. Dun Gifford ("Gifford"), James S. Howell ("Howell"), Leroy Keith Jr. ("Keith"), Carol Kosel ("Kosel"), Michael H. Koonce ("Koonce"), Gerald M. McDonnell ("McDonnell"), Thomas L. McVerry ("McVerry"), William Walt Pettit ("Pettit"), David M. Richardson ("Richardson"), Russel A. Salton, III ("Salton"), Michael S. Scofield ("Scofield"), Richard J. Shima ("Shima"), and Richard K. Wagoner ("Wagoner"), were trustees or officers/directors of the Evergreen Funds, during the Class Period and are collectively referred to herein as the "Director Defendants." For purposes of service, all of the trustees and officers/directors are located at 200 Berkeley Street, Boston, Massachusetts 02116. Additionally, defendant Ferro was President, Chief Executive Officer, Evergreen Investment Company, Inc. and Executive Vice President, Wachovia Bank.

20. Ashkin was a director and/or trustee during the Class Period. Ashkin received compensation totaling $52,000 for the year ended December 31, 2002.

21. Austin was a director and/or trustee during the Class Period. Austin received compensation totaling $125,000 for the year ended December 31, 2002.

22. Dreyfuss was a director and/or trustee during the Class Period. Dreyfuss received compensation totaling $52,000 for the year ended December 31, 2002.

23. Gifford was a director and/or trustee during the Class Period. Gifford received compensation totaling $143,000 for the year ended December 31, 2002.

24. Howell was a director and/or trustee during the Class Period. Howell received compensation totaling $52,000 for the year ended December 31, 2002.

25. Keith was a director and/or trustee during the Class Period. Keith received compensation totaling $125,000 for the year ended December 31, 2002.

26. McDonnell was a director and/or trustee during the Class Period. McDonnell received compensation totaling $134,727 for the year ended December 31, 2002.

27. McVerry was a director and/or trustee during the Class Period. McVerry received compensation totaling $125,000 for the year ended December 31, 2002.

28. Pettit was a director and/or trustee during the Class Period. Pettit received compensation totaling $125,000 for the year ended December 31, 2002.

29. Richardson was a director and/or trustee during the Class Period. Richardson received compensation totaling $125,000 for the year ended December 31, 2002.

30. Salton was a director and/or trustee during the Class Period. Salton received compensation totaling $144,000 for the year ended December 31, 2002.

31. Scofield was a director and/or trustee during the Class Period. Pettit received compensation totaling $160,000 for the year ended December 31, 2002.

32. Shima was a director and/or trustee during the Class Period. Shima received compensation totaling $125,000 for the year ended December 31, 2002.

33. Wagoner was a director and/or trustee during the Class Period. Wagoner received compensation totaling $125,000 for the year ended December 31, 2002.

34. Defendants John Does 1-100 were Evergreen trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be

ascertained and which will be determined during the course of Plaintiff's counsel's ongoing investigation.

35. Nominal defendants the Evergreen Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The Evergreen Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

36. The BISYS Group, Inc. is a provider of information outsourcing solutions located at 90 Park Avenue, 10th Floor, New York, New York 10016.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

37. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of all persons or entities who purchased, redeemed or held shares or like interests in any of the Evergreen Funds between June 14, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

38. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Evergreen and the Investment Adviser Defendants

and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

39. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

40. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

41. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Evergreen Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

42. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and

burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Evergreen Funds Investors

43. Evergreen public filings state that the board of directors for each Evergreen trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the Evergreen Funds (the "Statement of Additional Information"), which includes the Evergreen Growth & Income Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other Evergreen Funds. It states that, "The Trust is supervised by a Board of Trustees that is responsible for representing the interest of the shareholders." Moreover, the Statement of Additional Information for the Evergreen Funds dated December 23, 2003 stated, with respect to the duties of the Directors, as follows:

> On behalf of the Fund, the Trust has entered into an investment advisory agreement with the Fund's investment advisor (the "Advisory Agreement"). Under the Advisory Agreement, and ***subject to the supervision of the Trust's Board of Trustees,*** the investment advisor furnishes to the Fund (unless the Fund is Evergreen Masters Fund) investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. [Emphasis added.]

44. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> ***In approving the renewal of the existing investment advisory agreement of each Fund, the Board of Trustees reviewed, on a Fund-by-Fund basis, the management fees and other expenses*** and compared the data to that of Funds of comparable size and investment objectives in the Lipper peer group. ***In addition, the***

Board of Trustees considered its discussions with management on the personnel and resources committed to management of the Fund and the nature and quality of the service provided to the Fund. In reviewing the overall profitability of the management fee to the Fund's investment advisor, *the Board of Trustees also considered the fact that affiliates provide transfer agency and administrative services to the Fund for which they receive compensation.* [Emphasis added.]

45. The Investment Company Institute ("ICI"), of which Evergreen and Wachovia are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

46. In truth and in fact, Evergreen board of directors, *i.e.* the Director Defendants, were captive to and controlled by Wachovia and the Investment Adviser Defendants, who

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Evergreen Funds, to approve all significant agreements and otherwise to take reasonable steps to prevent the Investment Adviser Defendants from skimming Evergreen Funds assets. In many cases, key Evergreen Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Evergreen Fund investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with the responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

47. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, defendant Ferro was President and Chief Executive Officer of Evergreen Investment Company, Inc. and Executive Vice President of Wachovia Bank.

48. In exchange for creating and managing the Evergreen Funds, including the Evergreen Growth & Income Fund, the Investment Adviser Defendants charged the Evergreen Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to the Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Evergreen Funds assets were transferred through fees payable from Evergreen Funds assets.

49. These practices proved to be enormously profitable *for Wachovia* at the expense of plaintiff and other members of the Class who had invested in the Evergreen Funds. In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors. [. . .]
>
> The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

50. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

51. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person

relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

52. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

53. However, the purported Rule 12b-1 fees charged to Evergreen Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the benefits of any economies of scale thereby created were not passed on to Evergreen Funds investors. Rather, Evergreen Funds management fees and other fees increased and this was a red flag that

the Director Defendants knowingly or recklessly disregarded. If anything, the Evergreen Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Evergreen Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan. The Director Defendants acted in this manner even though such payments not only harmed existing Evergreen Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Evergreen Funds investors.

54. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Evergreen Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Evergreen Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Evergreen Funds

55. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of

the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) [Emphasis added.] In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

56. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Evergreen Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to Evergreen Funds and directed brokerage business to firms that favored Evergreen Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Evergreen Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Evergreen Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

57. The excessive commissions did not fund any services that benefited the Evergreen Funds shareholders. This practice materially harmed Plaintiff and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

58. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Evergreen Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

59. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the

making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.

Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

... As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]

In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes...

Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.

"Morgan Stanley's firm-wide failure to adequately disclose to customers at the point of sale the greater costs associated with large purchases of certain B shares and the potential greater returns associated with A shares made the brokers better off and their customers worse off," said Arthur S. Gabinet, District Administrator of the Commission's Philadelphia District Office. "Brokerage firms have a duty to ensure that the information they give their customers about different classes of mutual fund shares is complete and accurate, and that their recommendations are made for the benefit of customers, not themselves."

The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

60. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,*** according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included ...Evergreen Investments ...***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. [Emphasis added.]

61. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

62. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." The article notes that

the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

63. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Evergreen Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

64. As stated above, the Statement of Additional Information, referred to in certain of Evergreen's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> ***The Fund may pay higher brokerage commissions to a broker providing it with research services***, as defined in item 6, above, including Wachovia Securities, Inc., an affiliate of the Fund's investment advisor. Pursuant to Section 28(e) of the Securities Exchange Act of 1934, this practice is permitted if the commission is reasonable in relation to the brokerage and research services provided. Research services provided by a broker to the investment advisor do not replace, but supplement, the services the investment advisor is required to deliver to the Fund. ***It is impracticable for the investment advisor to allocate the cost, value and specific application of such research services among its clients because research services intended for one client may indirectly benefit another.*** [Emphasis added.]

65. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiff and other members of the Class: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payments to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan; (3) that the Evergreen Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to

Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses the cost of which should have been borne by Evergreen and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(B) Of The Investment Company Act On Behalf Of The Class

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

67. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Evergreen Funds.

68. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payments to

firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan; (3) that the Evergreen Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses the cost of which should have been borne by Evergreen and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

69. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

70. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Evergreen Funds investors have incurred damages.

71. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Evergreen Funds themselves.

72. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(B) Of The Investment Company Act Derivatively On Behalf Of The Evergreen Funds

73. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

74. This Count is brought by the Class (as Evergreen Funds securities holders) on behalf of the Evergreen Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

75. The Investment Adviser Defendants had a fiduciary duty to the Evergreen Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

76. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Evergreen Funds purported Rule 12b-1 marketing fees, and by drawing on Evergreen Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

77. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

78. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to Evergreen Funds investors, Evergreen Funds and the Class have incurred millions of dollars in damages.

79. Plaintiff and the Class, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Evergreen Funds by the Investment Adviser Defendants.

COUNT III

Against Wachovia And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) And The Investment Adviser Defendants (As Control Person Of Edi) For Violation Of Section 48(A) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Evergreen Funds

80. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

81. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wachovia and the Director Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of Wachovia and the Director Defendants.

82. The Investment Adviser Defendants are liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

83. Wachovia and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Wachovia and the Director Defendants directly and indirectly, had the power and authority, and exercised the

same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

84. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wachovia and the Director Defendants are liable to plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

85. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused EDI to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

86. EDI is liable under Section 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

87. The Investment Adviser Defendants were "control persons" of EDI and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over EDI, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause EDI to engage in the wrongful conduct complained of herein.

88. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to plaintiff to the same extent as is EDI for its primary violations of Section 36(b) of the Investment Company Act.

89. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against Wachovia, the Director Defendants and the Investment Adviser Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Evergreen Funds

90. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

91. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

92. The Investment Adviser Defendants served as "investment advisers" to the Evergreen Funds and other members of the Class pursuant to the Investment Advisers Act.

93. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Evergreen Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

94. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Evergreen Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Evergreen Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Evergreen Funds by charging and collecting fees from the Evergreen Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Evergreen Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Evergreen Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Evergreen Funds.

95. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Evergreen Funds were able to and did control the fees charged to and collected from the Evergreen Funds and otherwise control the operations of the Evergreen Funds.

96. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Evergreen Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Evergreen Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Evergreen Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

97. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Evergreen Funds, the Evergreen Funds were damaged.

98. The Evergreen Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class

99. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

100. As advisers to the Evergreen Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

101. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

102. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

103. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

104. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

105. As Evergreen Funds Directors, the Director Defendants had a fiduciary duty to the Evergreen Funds and Evergreen Funds investors to supervise and monitor the Investment Adviser Defendants.

106. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

107. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

108. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of the Class

109. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

110. At all times herein, the broker dealers that sold Evergreen Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

111. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

112. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Evergreen Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

113. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

114. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of each

Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

115. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

116. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(A) Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

(B) Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(C) Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(D) Awarding the Evergreen Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

(E) Ordering an accounting of all Evergreen Fund-related fees, commissions, and Soft Dollar payments;

(F) Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

(G) Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

(H) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(I) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: June 14, 2004

MILBERG WEISS BERSHAD & SCHULMAN LLP

Steven G. Schulman (SS-2561)
Janine L. Pollack (JP-0178)
Peter E. Seidman (PS-8769)
Kim E. Levy (KL-6996)
Michael R. Reese (MR-3183)
One Pennsylvania Plaza
New York, New York 10119
Telephone: (212) 594-5300

LAW OFFICES OF CHARLES J. PIVEN, P.A.
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
Telephone: (410) 332-0030

EXHIBIT A

EVERGREEN FUNDS

Evergreen Adjustable Rate Fund
Evergreen Aggressive Growth Fund
Evergreen Asset Allocation Fund
Evergreen Balanced Fund
Evergreen Blue Chip Fund
Evergreen California Municipal Bond Fund
Evergreen California Municipal Money Market Fund
Evergreen Connecticut Municipal Bond Fund
Evergreen Core Bond Fund
Evergreen Diversified Bond Fund
Evergreen Emerging Markets Growth Fund
Evergreen Equity Income Fund
Evergreen Equity Index Fund
Evergreen Fund
Evergreen Florida High Income Municipal Bond Fund
Evergreen Florida Municipal Bond Fund
Evergreen Florida Municipal Money Market Fund
Evergreen Foundation Fund
Evergreen Georgia Municipal Bond Fund
Evergreen Global Leaders Fund
Evergreen Global Opportunities Fund
Evergreen Growth And Income Fund
Evergreen Growth Fund
Evergreen Health Care Fund
Evergreen High Grade Municipal Bond Fund
Evergreen High Income Municipal Bond Fund
Evergreen High Yield Bond Fund
Evergreen Intermediate Municipal Bond Fund
Evergreen International Bond Fund
Evergreen International Equity Fund
Evergreen Large Cap Equity Fund
Evergreen Large Cap Value Fund
Evergreen Large Company Growth Fund
Evergreen Limited Duration Fund
Evergreen Maryland Municipal Bond Fund
Evergreen Masters Fund
Evergreen Mid Cap Growth Fund
Evergreen Mid Cap Value Fund
Evergreen Money Market Fund
Evergreen Municipal Bond Fund
Evergreen Municipal Money Market Fund
Evergreen New Jersey Municipal Bond Fund
Evergreen New Jersey Municipal Money Market Fund
Evergreen New York Municipal Bond Fund

Evergreen New York Municipal Money Market Fund
Evergreen North Carolina Municipal Bond Fund
Evergreen Omega Fund
Evergreen Pennsylvania Municipal Bond Fund
Evergreen Pennsylvania Municipal Money Market Fund
Evergreen Precious Metals Fund
Evergreen Short-Intermediate Municipal Bond Fund
Evergreen Short Intermediate Bond Fund
Evergreen Small Cap Value Fund
Evergreen South Carolina Municipal Bond Fund
Evergreen Special Equity Fund
Evergreen Special Values Fund
Evergreen Strategic Growth Fund
Evergreen Strategic Income Fund
Evergreen Strategic Value Fund
Evergreen Tax Strategic Foundation Fund
Evergreen Technology Fund
Evergreen Treasury Money Market Fund
Evergreen U.S. Government Money Market Fund
Evergreen U.S. Government Fund
Evergreen Ultra Short Bond Fund
Evergreen Utility And Telecommunications Fund
Evergreen Virginia Municipal Bond Fund

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

WILLIAM SMITH, on Behalf of Himself and all Others Similarly Situated
Plaintiff,

vs.

WACHOVIA CORPORATION, EVERGREEN INVESTMENT COMPANY, EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, EVERGREEN INVESTMENT SERVICES, INC., EVERGREEN DISTRIBUTOR, INC., LAURENCE B. ASHKIN, CHARLES A. AUSTIN, III, ARNOLD H. DREYFUSS, DENNIS H. FERRO, K. DUN GIFFORD, JAMES S. HOWELL, LEROY KEITH JR., CAROL KOSEL, MICHAEL H. KOONCE, GERALD M. MCDONNELL, THOMAS L. MCVERRY, WILLIAM WALT PETTIT, DAVID M. RICHARDSON, RUSSEL A. SALTON, III, MICHAEL S. SCOFIELD, RICHARD J. SHIMA, AND RICHARD K. WAGONER, and JOHN DOES 1-100,
Defendants,

EVERGREEN ADJUSTABLE RATE FUND,
EVERGREEN AGGRESSIVE GROWTH FUND,
EVERGREEN ASSET ALLOCATION FUND,
EVERGREEN BALANCED FUND,
EVERGREEN BLUE CHIP FUND,
EVERGREEN CALIFORNIA MUNICIPAL BOND FUND,
EVERGREEN CALIFORNIA MUNICIPAL MONEY MARKET FUND,
EVERGREEN CONNECTICUT MUNICIPAL BOND FUND,
EVERGREEN CORE BOND FUND,
EVERGREEN DIVERSIFIED BOND FUND,
EVERGREEN EMERGING MARKETS GROWTH FUND,

Caption continued on following page

Civil Action No. _____

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

EVERGREEN EQUITY INCOME FUND,)
EVERGREEN EQUITY INDEX FUND,)
EVERGREEN FUND,)
EVERGREEN FLORIDA HIGH INCOME)
MUNICIPAL BOND FUND,)
EVERGREEN FLORIDA MUNICIPAL BOND)
FUND,)
EVERGREEN FLORIDA MUNICIPAL MONEY)
MARKET FUND,)
EVERGREEN FOUNDATION FUND,)
EVERGREEN GEORGIA MUNICIPAL BOND)
FUND,)
EVERGREEN GLOBAL LEADERS FUND,)
EVERGREEN GLOBAL OPPORTUNITIES)
FUND,)
EVERGREEN GROWTH FUND,)
EVERGREEN GROWTH AND INCOME FUND,)
EVERGREEN HEALTH CARE FUND,)
EVERGREEN HIGH GRADE MUNICIPAL)
BOND FUND,)
EVERGREEN HIGH INCOME MUNICIPAL)
BOND FUND,)
EVERGREEN HIGH YIELD BOND FUND,)
EVERGREEN INTERMEDIATE MUNICIPAL)
BOND FUND,)
EVERGREEN INTERNATIONAL BOND)
FUND,)
EVERGREEN INTERNATIONAL EQUITY)
FUND,)
EVERGREEN LARGE CAP EQUITY FUND,)
EVERGREEN LARGE CAP VALUE FUND,)
EVERGREEN LARGE COMPANY GROWTH)
FUND,)
EVERGREEN LIMITED DURATION FUND,)
EVERGREEN MARYLAND MUNICIPAL)
BOND FUND,)
EVERGREEN MASTERS FUND,)
EVERGREEN MID CAP GROWTH FUND,)
EVERGREEN MID CAP VALUE FUND,)
EVERGREEN MONEY MARKET FUND,)
EVERGREEN MUNICIPAL BOND FUND,)
EVERGREEN MUNICIPAL MONEY MARKET)
FUND,)
Captioned continued on following page)
)

EVERGREEN NEW JERSEY MUNICIPAL BOND FUND,
EVERGREEN NEW JERSEY MUNICIPAL MONEY MARKET FUND,
EVERGREEN NEW YORK MUNICIPAL BOND FUND,
EVERGREEN NEW YORK MUNICIPAL MONEY MARKET FUND,
EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND,
EVERGREEN OMEGA FUND,
EVERGREEN PENNSYLVANIA MUNICIPAL BOND FUND,
EVERGREEN PENNSYLVANIA MUNICIPAL MONEY MARKET FUND,
EVERGREEN PRECIOUS METALS FUND,
EVERGREEN SHORT INTERMEDIATE BOND FUND,
EVERGREEN SHORT-INTERMEDIATE MUNICIPAL BOND FUND,
EVERGREEN SMALL CAP VALUE FUND,
EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND,
EVERGREEN SPECIAL EQUITY FUND,
EVERGREEN SPECIAL VALUES FUND,
EVERGREEN STRATEGIC GROWTH FUND,
EVERGREEN STRATEGIC INCOME FUND,
EVERGREEN STRATEGIC VALUE FUND,
EVERGREEN TAX STRATEGIC FOUNDATION FUND,
EVERGREEN TECHNOLOGY FUND,
EVERGREEN TREASURY MONEY MARKET FUND,
EVERGREEN U.S. GOVERNMENT FUND,
EVERGREEN U.S. GOVERNMENT MONEY MARKET FUND,
EVERGREEN ULTRA SHORT BOND FUND,
EVERGREEN UTILITY AND TELECOMMUNICATIONS FUND,
EVERGREEN VIRGINIA MUNICIPAL BOND FUND,
(collectively, the "Evergreen Funds"),

Nominal Defendants.

Plaintiff William Smith, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Evergreen family of mutual funds (collectively, the "Evergreen Funds"), and derivatively on behalf of the Evergreen Funds, against the Evergreen Funds' investment advisers, their corporate parents and the Evergreen Funds' directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein) drew upon the assets of the Evergreen Funds to pay brokers to aggressively push Evergreen Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the Evergreen Funds public filings or elsewhere.

3. Thus Evergreen Funds investors were induced to purchase Evergreen Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Evergreen Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Evergreen Funds, Evergreen Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Evergreen Funds to yet other brokerage clients.

4. The Investment Adviser Defendants were motivated to make these secret payments to finance the improper marketing of Evergreen Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Evergreen Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the Evergreen Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Evergreen Funds investors received none of the benefits of these purported economies of scale. Rather, fees and costs associated with the Evergreen Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Evergreen Funds to finance their ongoing marketing campaign. The Evergreen Funds Directors, who purported to be Evergreen Funds investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Sections 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to the Investment Adviser Defendants and with respect to the improper uses to which the fees were put. Additionally, the Evergreen Funds Directors breached their common law fiduciary duties to the

Evergreen Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Evergreen Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Evergreen Distributor, Inc. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

PARTIES

11. Plaintiff William Smith purchased during the Class Period and continues to own shares or units of the Evergreen Adjustable Rate Fund and has been damaged by the conduct alleged herein.

12. Defendant Wachovia Corp. ("Wachovia" or the "Company") is registered as a financial holding company and a bank holding company. The Company provides commercial and retail banking and trust services through banking offices in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Virginia and Washington, D.C. Wachovia also provides various other financial services, including mortgage banking, investment banking, investment advisory, home equity lending, asset-based lending, leasing, insurance, international and securities brokerage services, through other subsidiaries. The Company's retail securities brokerage business is conducted through Wachovia Securities, LLC, and operates in 49 states. The Company organizes its businesses into four segments: Capital Management, the General Bank, Wealth Management, and the Corporate and Investment Bank. Wachovia maintains its principal place of business at One Wachovia Center, Charlotte, North Carolina 28288.

13. Defendant Evergreen Investment Company, Inc. ("Evergreen Investment") is a broadly diversified asset management organization, with products and services distributed across several lines of business. Evergreen manages diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, and alternative investments to private accounts. Evergreen maintains its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116.

14. Defendant Evergreen Investment Management Company, LLC ("EMIC") is the investment advisor to the Funds. EIMC has been managing mutual funds and private accounts since 1932 and managed over $109.4 billion in assets for the Evergreen funds as of December 31, 2003. EMIC its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116. EMIC is a subsidiary of Wachovia.

15. Defendant Evergreen Investment Services, Inc. ("EIS"), 200 Berkeley Street, Boston, Massachusetts 02116-5034, a subsidiary of Wachovia, serves as administrator to each Fund, subject to the supervision and control of the Trust's Board of Trustees.

16. Evergreen Investment, EMIC , and EIS, are referred to collectively herein as the "Investment Adviser Defendants."

17. The Investment Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the Evergreen Funds. Defendants Laurence B. Ashkin ("Ashkin"), Charles A. Austin, III ("Austin"), Arnold H. Dreyfuss ("Dreyfuss"), Dennis H. Ferro ("Ferro"), K. Dun Gifford ("Gifford"), James S. Howell ("Howell"), Leroy Keith Jr. ("Keith"), Carol Kosel ("Kosel"), Michael H. Koonce ("Koonce"), Gerald M. McDonnell ("McDonnell"), Thomas L. McVerry ("McVerry"), William Walt Pettit ("Pettit"), David M. Richardson ("Richardson"), Russel A. Salton, III ("Salton"), Michael S. Scofield ("Scofield"), Richard J. Shima ("Shima"), and Richard K. Wagoner ("Wagoner"), were trustees or officers/directors of the Evergreen Funds, during the Class Period and are collectively referred to herein as the "Director Defendants." For purposes of service, all of the trustees and officers/directors are located at 200 Berkeley Street, Boston, Massachusetts 02116.

Additionally: defendant Ferro was President, Chief Executive Officer, Evergreen Investment Company, Inc. and Executive Vice President, Wachovia Bank.

18. Ashkin was a director and/or trustee during the Class Period. Ashkin received compensation totaling $52,000 for the year ended December 31, 2002.

19. Austin was a director and/or trustee during the Class Period. Austin received compensation totaling $125,000 for the year ended December 31, 2002.

20. Dreyfuss was a director and/or trustee during the Class Period. Dreyfuss received compensation totaling $52,000 for the year ended December 31, 2002.

21. Gifford was a director and/or trustee during the Class Period. Gifford received compensation totaling $143,000 for the year ended December 31, 2002.

22. Howell was a director and/or trustee during the Class Period. Howell received compensation totaling $52,000 for the year ended December 31, 2002.

23. Keith was a director and/or trustee during the Class Period. Keith received compensation totaling $125,000 for the year ended December 31, 2002.

24. McDonnell was a director and/or trustee during the Class Period. McDonnell received compensation totaling $134,727 for the year ended December 31, 2002.

25. McVerry was a director and/or trustee during the Class Period. McVerry received compensation totaling $125,000 for the year ended December 31, 2002.

26. Pettit was a director and/or trustee during the Class Period. Pettit received compensation totaling $125,000 for the year ended December 31, 2002.

27. Richardson was a director and/or trustee during the Class Period. Richardson received compensation totaling $125,000 for the year ended December 31, 2002.

28. Salton was a director and/or trustee during the Class Period. Salton received compensation totaling $144,000 for the year ended December 31, 2002.

29. Scofield was a director and/or trustee during the Class Period. Pettit received compensation totaling $160,000 for the year ended December 31, 2002.

30. Shima was a director and/or trustee during the Class Period. Shima received compensation totaling $125,000 for the year ended December 31, 2002.

31. Wagoner was a director and/or trustee during the Class Period. Wagoner received compensation totaling $125,000 for the year ended December 31, 2002.

32. Defendants John Does 1-100 were Evergreen trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of Plaintiff's counsel's ongoing investigation.

33. Evergreen Distributor, Inc. ("EDI"), 90 Park Avenue, New York, New York 10016, markets the Funds through broker-dealers and other financial representatives. EDI is the principal underwriter for the Trust and with respect to each class of shares of the Fund. The Trust has entered into a Principal Underwriting Agreement with EDI with respect to each class of the Fund. EDI is a subsidiary of The BISYS Group, Inc.

34. Nominal defendants the Evergreen Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of Directors charged with representing the interests of the shareholders in one or a series of the funds. The Evergreen Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

35. The BISYS Group, Inc. is a provider of information outsourcing solutions located at 90 Park Avenue, 10th Floor, New York, New York 10016.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

36. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of all persons or entities who purchased, redeemed or held shares or like interests in any of the Evergreen Funds between June 8, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

37. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Evergreen and the Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

38. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

39. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

40. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Evergreen Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

41. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Evergreen Funds Investors

42. Evergreen public filings state that the board of directors for each Evergreen trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by the Evergreen Funds (the "Statement of Additional Information"), which includes the Evergreen Adjustable Rate Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other Evergreen Funds. It states that, "The Trust is supervised by a Board of Trustees that is responsible for representing the interest of the shareholders." Moreover, the Statement of Additional Information for the Evergreen Funds dated December 23, 2003 stated, with respect to the duties of the Directors, as follows:

> On behalf of the Fund, the Trust has entered into an investment advisory agreement with the Fund's investment advisor (the "Advisory Agreement"). Under the Advisory Agreement, and ***subject to the supervision of the Trust's Board of Trustees***, the investment advisor furnishes to the Fund (unless the Fund is Evergreen Masters Fund) investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. [Emphasis added.]

43. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> ***In approving the renewal of the existing investment advisory agreement of each Fund, the Board of Trustees reviewed, on a Fund-by-Fund basis, the management fees and other expenses*** and compared the data to that of Funds of comparable size and investment objectives in the Lipper peer group. ***In addition, the Board of Trustees considered its discussions with management on the personnel and resources committed to management of the Fund and the nature and quality of the service provided to the Fund.*** In reviewing the overall profitability of the management

fee to the Fund's investment advisor, ***the Board of Trustees also considered the fact that affiliates provide transfer agency and administrative services to the Fund for which they receive compensation.*** [Emphasis added.]

44. The Investment Company Institute ("ICI"), of which Evergreen and Wachovia are members, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.
>
> Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.
>
> ***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***
>
> ***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.***

[Emphasis added.][1]

45. In truth and in fact, Evergreen board of directors, *i.e.* the Director Defendants, were captive to and controlled by Wachovia and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Evergreen Funds, to approve all significant agreements and otherwise to take reasonable steps to prevent the Investment Adviser Defendants from skimming Evergreen Funds

---

1 The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a

assets. In many cases, key Evergreen Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Evergreen Fund investors, but, rather, to the Investment Adviser Defendants they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of the Investment Adviser Defendants and formed purportedly independent committees, charged with the responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

46. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, defendant Ferro was President, Chief Executive Officer, Evergreen Investment Company, Inc. and Executive Vice President, Wachovia Bank.

47. In exchange for creating and managing the Evergreen Funds, including the Evergreen Adjustable Rate Fund, the Investment Adviser Defendants charged the Evergreen Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to the Investment Adviser Defendants. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Evergreen Funds assets were transferred, through fees payable from Evergreen Funds assets, to the Investment Adviser Defendants that were of no benefit to fund investors.

---

paper entitled *Understanding the Role of Mutual Fund Directors,* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

48. As a result of these practices, the mutual fund industry was enormously profitable *for Evergreen.* In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never." [Emphasis added.]

49. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

50. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person

relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders."*** [Emphasis added.]

51. The exceptions to the Section 12b prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

52. However, the purported Rule 12b-1 fees charged to Evergreen Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Evergreen Funds investors. Rather, Evergreen Funds management and other fees increased and this was a red flag that the Director

Defendants knowingly or recklessly disregarded. If anything, the Evergreen Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Evergreen Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Evergreen Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Evergreen Funds investors.

53. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excessive commissions, that were not disclosed or authorized by the Evergreen Funds Rule 12b-1 plan.

The Investment Adviser Defendants Charged Their Overhead To Evergreen Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Evergreen Funds

54. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the

transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) [Emphasis added.] In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

55. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Evergreen Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to Evergreen Funds and directed brokerage business to firms that favored Evergreen Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Evergreen Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Evergreen Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

56. The excessive commissions did not fund any services that benefited the Evergreen Funds shareholders. This practice materially harmed Plaintiff and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

57. Additionally, on information and belief, Evergreen, similar to other members of the industry, have a practice of charging lower management fees to institutional clients than to ordinary mutual fund investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

58. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Evergreen Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were paid to push. In this regard, the release announced:

> the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.
>
> ***Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complexes paid Morgan Stanley substantial fees for preferred marketing of their funds.*** To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch

> managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

59. The November 17 SEC release further stated:

> The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.
>
> Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives -- in the form of "shelf space" payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."
>
> Morgan Stanley has agreed to settle this matter, without admitting or denying the findings in the Commission's Order. As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchase of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.

* * *

> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

60. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who brought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits,*** according to the SEC.
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included ...Evergreen Investments, ...***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

Id. [Emphasis added.]

61. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough." The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments

provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

62. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." Citing "a person familiar with the investigation," the article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

63. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Evergreen Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

64. As stated above, the Statement of Additional Information, referred to in certain of Evergreen's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> ***The Fund may pay higher brokerage commissions to a broker providing it with research services***, as defined in item 6, above, including Wachovia Securities, Inc., an affiliate of the Fund's investment advisor. Pursuant to Section 28(e) of the Securities Exchange Act of 1934, this practice is permitted if the commission is reasonable in relation to the brokerage and research services provided. Research services provided by a broker to the investment advisor do not replace, but supplement, the services the investment advisor is required to deliver to the Fund. ***It is impracticable for the investment advisor to allocate the cost, value and specific application of such research services among its clients because research services intended for one client may indirectly benefit another.*** [Emphasis added.]

65. The Prospectuses failed to disclose and misrepresented, *inter alia,* the following material and damaging adverse facts which damaged Plaintiff and other members of the Class: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payments to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan; (3)

that the Evergreen Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses the cost of which should have been borne by Evergreen and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

COUNT I

Against The Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of the Class

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

67. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Evergreen Funds.

68. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payments to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan; (3) that the Evergreen Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses the cost of which should have been borne by Evergreen and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary

duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

69. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

70. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Evergreen Funds investors have incurred damages.

71. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Evergreen Funds themselves.

72. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against The Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Evergreen Funds

73. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

74. This Count is brought by the Class (as Evergreen Funds securities holders) on behalf of the Evergreen Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

75. The Investment Adviser Defendants had a fiduciary duty to the Evergreen Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Adviser Defendants.

76. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Evergreen Funds purported Rule 12b-1 marketing fees, and by drawing on Evergreen Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

77. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

78. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisers to Evergreen Funds investors, Evergreen Funds and the Class have incurred millions of dollars in damages.

79. Plaintiff and the Class, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Evergreen Funds by the Investment Adviser Defendants.

Against Wachovia And The Director Defendants (As Control Persons Of The Investment Adviser Defendants) And The Investment Adviser Defendants (As Control Persons Of EDI) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Evergreen Funds

80. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

81. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wachovia and the Director Defendants, who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat

these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of Wachovia and the Director Defendants.

82. The Investment Adviser Defendants are liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

83. Wachovia and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Wachovia and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

84. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wachovia and the Director Defendants are liable to plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

85. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused EDI to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

86. EDI is liable under Section 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

87. The Investment Adviser Defendants were "control persons" of EDI and caused the violations complained of herein. By virtue of their positions of operational control and/or

authority over EDI, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause EDI to engage in the wrongful conduct complained of herein.

88. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Adviser Defendants are liable to plaintiff to the same extent as is EDI for its primary violations of Section 36(b) of the Investment Company Act.

89. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against Wachovia, the Director Defendants and the Investment Adviser Defendants.

COUNT III

Against Wachovia And The Director Defendants (As Control Persons Of the Investment Adviser Defendants) For Violation Of Section 48(a) Of The Investment Company Act By the Class And Derivatively On Behalf Of The Evergreen Funds

90. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

91. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wachovia as control person of the Investment Adviser Defendants and Evergreen Funds, and the Director Defendants as Control Persons of the Investment Adviser Defendants who caused the Investment Adviser Defendants to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Evergreen and Wachovia and the Director Defendants.

92. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

93. Wachovia and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Evergreen and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

94. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wachovia and the Director Defendants are liable to Plaintiffs to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

95. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against Wachovia and the Director Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Evergreen Funds

96. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

97. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

98. The Investment Adviser Defendants served as "investment advisers" to the Evergreen Funds and other members of the Class pursuant to the Investment Advisers Act.

99. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Evergreen Funds in a manner in accordance with the

federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

100. During the Class Period, the Investment Adviser Defendants breached their fiduciary duties to the Evergreen Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Evergreen Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Evergreen Funds by charging and collecting fees from the Evergreen Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Evergreen Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Evergreen Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Evergreen Funds.

101. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Evergreen Funds were able to and did control the fees charged to and collected from the Evergreen Funds and otherwise control the operations of the Evergreen Funds.

102. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Evergreen Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Evergreen Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Evergreen Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Evergreen Funds and Evergreen Funds

investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

103. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the Evergreen Funds, the Evergreen Funds were damaged.

104. The Evergreen Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach Of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of the Class

105. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

106. As advisers to the Evergreen Funds the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

107. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

108. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

109. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach Of Fiduciary Duty Against The Director
Defendants On Behalf Of the Class

110. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

111. As Evergreen Funds Directors, the Director Defendants had a fiduciary duty to the Evergreen Funds and Evergreen Funds investors to supervise and monitor the Investment Adviser Defendants.

112. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

113. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

114. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of the Class

115. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

116. At all times herein, the broker dealers that sold Evergreen Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

117. The Investment Adviser Defendants knew or should have known that the broker dealers had these fiduciary duties.

118. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Evergreen Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

119. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

120. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of each Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

121. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

122. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

(A) Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23 of the Federal Rules of Civil Procedure;

(B) Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(C) Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(D) Awarding the Evergreen Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

(E) Ordering an accounting of all Evergreen Fund-related fees, commissions, and Soft Dollar payments;

(F) Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

(G) Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

(H) Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(I) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated:

By:______________________

BRODSKY & SMITH, LLC
Evan J. Smith, Esquire (ES3254)
240 Mineola Boulevard
Mineola, NY 11501
(516) 741-4977

Marc A. Topaz, Esq.
Richard A. Maniskas, Esq.
SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, Pennsylvania 19004
Phone: (610) 667-7706
Fax: (610) 667- 7056

Counsel for Plaintiff and the Class

04 CV 04945

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

SERGIO GROBLER, on Behalf of Himself and all Others Similarly Situated,

Plaintiff,

vs.

WACHOVIA CORPORATION, EVERGREEN INVESTMENT COMPANY, EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, EVERGREEN INVESTMENT SERVICES, INC., EVERGREEN DISTRIBUTOR, INC., LAURENCE B. ASHKIN, CHARLES A. AUSTIN, III, ARNOLD H. DREYFUSS, DENNIS H. FERRO, K. DUN GIFFORD, JAMES S. HOWELL, LEROY KEITH JR., CAROL KOSEL, MICHAEL H. KOONCE, GERALD M. MCDONNELL, THOMAS L. MCVERRY, WILLIAM WALT PETTIT, DAVID M. RICHARDSON, RUSSEL A. SALTON, III, MICHAEL S. SCOFIELD, RICHARD J. SHIMA, AND RICHARD K. WAGONER, and JOHN DOES 1-100,

Defendants,

EVERGREEN ADJUSTABLE RATE FUND,
EVERGREEN AGGRESSIVE GROWTH FUND,
EVERGREEN ASSET ALLOCATION FUND,
EVERGREEN BALANCED FUND,
EVERGREEN BLUE CHIP FUND,
EVERGREEN CALIFORNIA MUNICIPAL BOND FUND,
EVERGREEN CALIFORNIA MUNICIPAL MONEY MARKET FUND,
EVERGREEN CONNECTICUT MUNICIPAL BOND FUND,
EVERGREEN CORE BOND FUND,
EVERGREEN DIVERSIFIED BOND FUND,
EVERGREEN EMERGING MARKETS GROWTH FUND,

Civil Action No. ______

CLASS ACTION COMPLAINT FOR VIOLATING SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

EVERGREEN EQUITY INCOME FUND,)
EVERGREEN EQUITY INDEX FUND,)
EVERGREEN FUND,)
EVERGREEN FLORIDA HIGH INCOME MUNICIPAL BOND FUND,)
EVERGREEN FLORIDA MUNICIPAL BOND FUND,)
EVERGREEN FLORIDA MUNICIPAL MONEY MARKET FUND,)
EVERGREEN FOUNDATION FUND,)
EVERGREEN GEORGIA MUNICIPAL BOND FUND,)
EVERGREEN GLOBAL LEADERS FUND,)
EVERGREEN GLOBAL OPPORTUNITIES FUND,)
EVERGREEN GROWTH FUND,)
EVERGREEN GROWTH AND INCOME FUND,)
EVERGREEN HEALTH CARE FUND,)
EVERGREEN HIGH GRADE MUNICIPAL BOND FUND,)
EVERGREEN HIGH INCOME MUNICIPAL BOND FUND,)
EVERGREEN HIGH YIELD BOND FUND,)
EVERGREEN INTERMEDIATE MUNICIPAL BOND FUND,)
EVERGREEN INTERNATIONAL BOND FUND,)
EVERGREEN INTERNATIONAL EQUITY FUND,)
EVERGREEN LARGE CAP EQUITY FUND,)
EVERGREEN LARGE CAP VALUE FUND,)
EVERGREEN LARGE COMPANY GROWTH FUND,)
EVERGREEN LIMITED DURATION FUND,)
EVERGREEN MARYLAND MUNICIPAL BOND FUND,)
EVERGREEN MASTERS FUND,)
EVERGREEN MID CAP GROWTH FUND,)
EVERGREEN MID CAP VALUE FUND,)
EVERGREEN MONEY MARKET FUND,)
EVERGREEN MUNICIPAL BOND FUND,)
EVERGREEN MUNICIPAL MONEY MARKET FUND,)
EVERGREEN NEW JERSEY MUNICIPAL)

BOND FUND,)
EVERGREEN NEW JERSEY MUNICIPAL)
MONEY MARKET FUND,)
EVERGREEN NEW YORK MUNICIPAL BOND)
FUND,)
EVERGREEN NEW YORK MUNICIPAL)
MONEY MARKET FUND,)
EVERGREEN NORTH CAROLINA)
MUNICIPAL BOND FUND,)
EVERGREEN OMEGA FUND,)
EVERGREEN PENNSYLVANIA MUNICIPAL)
BOND FUND,)
EVERGREEN PENNSYLVANIA MUNICIPAL)
MONEY MARKET FUND,)
EVERGREEN PRECIOUS METALS FUND,)
EVERGREEN SHORT INTERMEDIATE BOND)
FUND,)
EVERGREEN SHORT-INTERMEDIATE)
MUNICIPAL BOND FUND,)
EVERGREEN SMALL CAP VALUE FUND,)
EVERGREEN SOUTH CAROLINA)
MUNICIPAL BOND FUND,)
EVERGREEN SPECIAL EQUITY FUND,)
EVERGREEN SPECIAL VALUES FUND,)
EVERGREEN STRATEGIC GROWTH FUND,)
EVERGREEN STRATEGIC INCOME FUND,)
EVERGREEN STRATEGIC VALUE FUND,)
EVERGREEN TAX STRATEGIC)
FOUNDATION FUND,)
EVERGREEN TECHNOLOGY FUND,)
EVERGREEN TREASURY MONEY MARKET)
FUND,)
EVERGREEN U.S. GOVERNMENT FUND,)
EVERGREEN U.S. GOVERNMENT MONEY)
MARKET FUND,)
EVERGREEN ULTRA SHORT BOND FUND,)
EVERGREEN UTILITY AND)
TELECOMMUNICATIONS FUND,)
EVERGREEN VIRGINIA MUNICIPAL BOND)
FUND,)
(collectively, the "Evergreen Funds"),)
)
Nominal Defendants.)
x

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon the investigation of counsel, except for those allegations pertaining to plaintiff, which are based on personal knowledge:

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of a class consisting of investors in mutual funds belonging to the Evergreen Family of Mutual Funds (collectively, the "Evergreen Funds") and derivatively on behalf of the Evergreen Funds. The action is against the Evergreen Funds' investment advisers, their corporate parents, and the Evergreen Funds' directors.

2. This complaint alleges that the Advisor Defendants (defined below) breached their fiduciary duties under the federal securities laws and the common law by paying broker-dealers excessive and undisclosed amounts of money to sell Evergreen Funds and concealed these payments under the guise of broker commissions. The Advisor Defendants attempted to justify their behavior using the rationale that more fund assets meant better economies of scale for the investor – and savings for the investor – when in reality, this practice hurt investors and only served to benefit the Advisor Defendants who were paid based on the amount of money under management. Both the Advisor Defendants and the directors of the Evergreen Funds knew or recklessly disregarded this fact.

3. In doing so, the Advisor Defendants aided broker-dealers in breaching their own duties to investors in the Evergreen Funds. Finally, it is alleged that the directors of the Evergreen Family of Mutual Funds breached their fiduciary duties to the funds' investors by knowingly allowing the alleged conduct to happen.

JURISDICTION AND VENUE

4. This action arises under §34(b), §36(b), and § 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 802-35(a) and (b), and §80a-47(a); §206 and §215 of the Investment Advisers Act, 15 U.S.C. §80b-6 and §80b-15; and the common law. Jurisdiction is based on §44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 139(b).

5. Venue is proper in this District because many of the acts complained of, including the dissemination of materially false and misleading statements and reports, prepared by or with the participation or assistance of defendants, occurred, at least in part, in this District. Further, defendant Evergreen Distributor, Inc. was at all relevant times, and still is, headquartered in this District.

6. In connection with the acts and conduct complained of, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including the mails, interstate telephone communications, and the facilities of the national securities exchanges.

PARTIES

7. Plaintiff Sergio Grobler purchased Evergreen Funds during the Class Period (defined below) and continues to own shares or units of the Evergreen Health Care Fund, Evergreen Global Opportunities Fund, and the Evergreen Utilities and Telecommunications Fund. Plaintiff has been damaged by the conduct alleged herein.

8. Defendant Wachovia Corporation ("Wachovia" or the "Company") maintains its principal place of business at One Wachovia Center, Charlotte, North Carolina 28288. The

Company provides commercial and retail banking and trust services, along with mortgage banking, investment banking, home equity lending, and insurance.

9. Defendant Evergreen Investment Company, Inc. ("Evergreen") maintains its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116. Evergreen is a broadly diversified asset management organization which manages diverse investments from institutional portfolios to mutual funds, variable annuities, and retirement plans.

10. Defendant Evergreen Investment Management Company, LLC ("EMIC") is the investment advisor to the Funds and a subsidiary of Wachovia. EMIC's principal place of business is at 200 Berkeley Street, Boston, Massachusetts 02116. EMIC has been managing mutual funds and private accounts since 1932 and managed over $109.4 billion in assets for the Evergreen Funds as of December 31, 2003.

11. Defendant Evergreen Investment Services, Inc. ("EIS"), is located at 200 Berkeley Street, Boston, Massachusetts 02116-5034. It is a subsidiary of Wachovia and serves as administrator to each of the Evergreen Funds EIS is subject to the control of the Trust's Board of Trustees.

12. Evergreen, EMIC, and EIS are referred to collectively herein as the "Adviser Defendants." The Adviser Defendants are registered as investment advisers under the Investment Advisers Act. Their fees are calculated as a percentage of fund assets under management. The Adviser Defendants oversaw the day-to-day management of the Evergreen Funds.

13. Defendant Evergreen Distributor, Inc. ("EDI") is located at 90 Park Avenue, New York, New York 10016. EDI is the principal underwriter for the Trust and has an underwriting

agreement with the Trust with respect to each of the Evergreen Funds.

14. Defendants Laurence B. Ashbin ("Ashbin"), Charles A. Austin, III ("Austin"), Arnold H. Dreyfus ("Dreyfus"), Dennis H. Ferro ("Ferro"), K. Dun Gophered ("Gophered"), Manes S. Howell ("Howell"), Leroy Keith Jr. ("Keith"), Carol Cassel ("Cassel"), Michael H. Koonce ("Koonce"), Gerald M. McDonnell ("McDonnell"), Thomas L. McVerry ("McVerry"), William Walt Petit ("Petit"), David M. Richardson ("Richardson"), Russell A. Salmon, III ("Salmon"), Michael S. Scoffed ("Scoffed"), Richard J. Shia ("Shia"), and Richard K. Wagoners ("Wagoner") were trustees and/or directors of the Evergreen Funds during the Class Period (defined below) and are collectively referred to herein as the "Director Defendants."

15. During the Class Period, defendant Ashbin received compensation totaling $52,000 for the year ended December 31, 2002.

16. During the Class Period, defendant Austin received compensation totaling $125,000 for the year ended December 31, 2002.

17. During the Class Period, defendant Dreyfus received compensation totaling $52,000 for the year ended December 31, 2002.

18. During the Class Period, defendant Gophered received compensation totaling $143,000 for the year ended December 31, 2002.

19. During the Class Period, defendant Howell received compensation totaling $52,000 for the year ended December 31, 2002.

20. During the Class Period, defendant Keith received compensation totaling $125,000 for the year ended December 31, 2002.

21. During the Class Period, defendant McDonnell received compensation totaling

$134,727 for the year ended December 31, 2002.

22. During the Class Period, defendant McVerry received compensation totaling $137,727 for the year ended December 31, 2002.

23. During the Class Period, defendant Petit received compensation totaling $125,000 for the year ended December 31, 2002.

24. During the Class Period, defendant Richardson received compensation totaling $125,000 for the year ended December 31, 2002.

25. During the Class Period, defendant Salmon received compensation totaling $144,000 for the year ended December 31, 2002.

26. During the Class Period, defendant Scoffed received compensation totaling $160,00 for the year ended December 31, 2002.

27. The nominal defendants and the Evergreen Funds are open-ended management companies funded by monies invested by mutual fund shareholders. Each has its own individual board of directors.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all persons or entities who purchased, redeemed, or held shares or like interests in any of the Evergreen Funds between June 14, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class" and "Class Period," respectively) – excluding defendants, the members of the individual defendants' immediate families, their heirs, successors, and assigns.

29. Members of the Class are so numerous that joinder of all members is

impracticable. While the exact number of Class members is unknown at this time, plaintiff believes that there are thousands of members of the Class dispersed throughout the United States. The number of Class members and their addresses is currently unknown to plaintiff, but can be ascertained from the Company's books and records.

30. Plaintiff's claims are typical of the claims of the members of the Class. Plaintiff and the members of the Class have sustained damages because of defendants' unlawful activities alleged herein. Plaintiff has no interests which are contrary to, or in conflict with, those of the Class he seeks to represent.

31. Plaintiff has retained counsel competent and experienced in class action and securities litigation and intends to prosecute this action vigorously. The interests of the Class will be fairly and adequately protected by plaintiff.

32. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

33. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether defendants violated the federal securities laws and/or breached their common fiduciary duties as alleged herein;

(b) whether defendants participated in and pursued the common course of conduct complained of; and

(c) whether plaintiff and the Class have sustained damages and the appropriate measurement thereof.

34. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members are impracticable. Further, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties to the Class Members

35. The board of directors for each Evergreen Fund is responsible for managing each portfolio or fund. As such, they have a fiduciary duty to the Funds' shareholders.

36. Members of these boards knew of their duties by virtue of Wachovia's and Evergreen's membership with of the Investment Company Institute, a national association specializing in the U.S. investment company industry. The Investment Company Institute has stated that "the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company."

37. Further, the Evergreen Funds themselves state as much in their most recent Statement of Additional Information, which is available to the Evergreen Funds' investors upon request. The language in the Statements of Additional Information is virtually uniform throughout the Evergreen Funds. Quite simply, it echoes the statement of the Investment Company Institute, stating that: "The Trust is supervised by a Board of Trustees that is

responsible for representing the interest of the shareholders."

38. However, the Director Defendants were controlled by Wachovia and the Adviser Defendants, which induced the Director Defendants to breach their statutory and fiduciary duties explained above. They were charged with managing and supervising the Evergreen Funds and to take reasonable steps to prevent the Adviser Defendants from stealing the assets of the Evergreen Funds. They did not.

39. In many cases, directors of the Evergreen Funds were employees or former employees of the Advisor Defendants. Further, they served for indefinite terms – at the discretion of the Adviser Defendants – and were paid excessive salaries. This put them in a compromising situation, and as such, the Director Defendants were not acting in the interests of the investors in Evergreen Funds.

40. As a result of the breaches by the Director Defendants, the Adviser Defendants were in a position to charge the Evergreen Funds a variety of fees, each of which was calculated as a percentage of assets under management. So as more money was invested in the funds, more money was paid to the Adviser Defendants in the form of fees for managing the Funds. The Advisor Defendants acted on this incentive to grow the Evergreen Funds as large as possible.

41. These practices proved to be very profitable for Wachovia and Evergreen, but at the expense of plaintiff and other Class members. On September 15, 2003, an article in *Forbes* magazine stated, in relevant part, that "once a fund reaches a certain critical mass, ***the directors know that there is no discernible benefit from having the fund become bigger*** by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors."

42. As evidence of the relationship between what should have been – with directors stopping investments at a point where investors start getting hurt – and what was, the article went on to state the mutual fund business "grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%."

43. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or any other Company material that the Adviser Defendants were using such unsavory tactics at their expense.

The Advisor Defendants, With the Compliance of the Director Defendants, Improperly Took Advantage of Plan Rule 12b-1 Marketing Fees

44. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, sets forth certain conditions that mutual funds have to meet in order to market their own shares. The Rule 12b-1 Plan conditions require that:

(a) payments for marketing must be made pursuant to a written plan describing all material aspects of the proposed financing of distribution;

(b) all agreements with any person relating to implementation of the plan must be written;

(c) the plan must be approved by a majority of the board of directors; and

(d) the board of directors must review, at least quarterly, a written report of expenses and the purposes of those expenses.

45. Directors may institute or continue a Rule 12b-1 Plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that there is a reasonable likelihood that

the plan will benefit the company and its shareholders."

46. There was no "reasonable likelihood" that any marketing plan would benefit the company and its shareholders. On the contrary, and as explained in the *Forbes* article referenced above, as the funds were marketed and the number of fund investors increased, the benefits of any economies of scale were not passed on to plaintiff and other Class members. Rather, the fees charged by the Advisor Defendants increased. If anything, the Evergreen Funds' marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance.

47. If the Director Defendants reviewed any written reports created pursuant to the Evergreen Funds Rule 12b-1 Plan and complied with their duties to the shareholders, then they either knowingly or recklessly failed to terminate the Rule 12b-1 Plans and any payments made pursuant to any such Plan. Simply, the Director Defendants acted in this manner even though such payments harmed existing Evergreen Fund shareholders and were also improperly used to induce brokers to breach their own duties of loyalty to their prospective investors.

Improperly Paying Excessive Commissions to Brokers to Steer Clients to Evergreen Funds

48. It is not uncommon, nor is it per se illegal, for an investment advisers to pay broker commissions on the purchase and sale of fund securities. Moreover, these commissions may properly be used to purchase certain other services from brokers as well. In fact, the "safe harbor" provision of Section 28(e) of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades – as long as it "was determined in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." See 15

U.S.C. §28(e). Funds are also allowed to include "commissions" payments for not only purchase and sales execution, but also for specified services – defined as "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities."

49. This created a conflict of interest which caused brokers to steer clients to Evergreen Funds regardless of the funds' investment quality. This, in turn, put broker-dealers in violation of their duties of loyalty to investors. By paying the excessive brokerage commissions, the Adviser Defendants additionally violated Section 12 of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 Plan.

The Prospectuses Were Materially False and Misleading

50. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses for the Evergreen Funds, each of which contained substantially the same materially false and misleading statements and omissions regarding Rule 12b-1 Plan fees and expense commissions.

51. The Evergreen Fund prospectuses failed to disclose and misrepresented the following material, thus damaging plaintiff and other members of the Class that:

(a) the Adviser Defendants authorized the payment from fund assets of excessive commissions to broker-dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties and unprotected by any "safe harbor";

(b) the Adviser Defendants directed brokerage payments to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan;

(c) the Evergreen Funds' Rule 12b-1 Plan did not comply with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) by paying brokers to aggressively steer their clients to Evergreen Funds, the Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) any economies of scale achieved by marketing the Evergreen Funds to new investors were not passed on to Evergreen Funds' investors;

(f) defendants improperly used and excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses the cost of which should have been borne by Evergreen and not Evergreen Funds' investors; and

(g) the respective Director Defendants had breached their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Adviser Defendants, and that the Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

The Truth Concerning Mutual Fund Practices Begins to Emerge

52. On November 17, 2003, the SEC issued a press release which announced a $50 million settlement against Morgan Stanley Dean Winter relating to improper mutual fund sales practices.

53. On November 18, 2003, *The Washington Post* published an article, entitled

"Morgan Stanley Settles With SEC, NASD," which stated, in relevant part, that:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> Morgan said yesterday that companies in its "Partners Program" included ... Evergreen Investments ...
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

55. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'Bill of Rights' Doesn't Go Far Enough," which stated that "Morgan Stanley's bill of rights reveals the company receives special payments from 16 fund groups.... Such payments provide these firms with 'greater access' to Morgan Stanley's brokers, with all the finishes that implies."

COUNT I

AGAINST THE ADVISER DEFENDANTS FOR VIOLATIONS OF SECTION 34(B) OF THE INVESTMENT COMPANY ACT

56. Plaintiff repeats and religious each and every allegation contained above as if fully set forth herein.

57. The Adviser Defendants made materially untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements, from being materially false and misleading. The Adviser Defendants failed to disclose that:

(a) they authorized the payment from fund assets of excessive commissions to broker-dealers in exchange for preferential marketing services, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) they directed brokerage payments to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan;

(c) the Evergreen Funds Rule 12b-1 Plan, and payments made pursuant to it were non-compliant because the plan was in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Evergreen Funds and profiting from the brokers' improper conduct, they knowingly aided and abetted that breach of fiduciary duty;

(e) any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to Evergreen Funds investors;

(f) defendants improperly used excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses which should not have been borne by the investors of Evergreen and not Evergreen Funds' investors; and

(g) they were able to systematically skim millions and millions of dollars from the Evergreen Funds because the Director Defendants failed to monitor and supervise them.

58. The Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

59. By reason of the conduct described above, the Adviser Defendants violated Section 34(b) of the Investment Company Act.

60. As a direct, proximate and foreseeable result of the Adviser Defendants' violation of Section 34(b) of the Investment Company Act, plaintiff and the Class Members have incurred damages.

COUNT II

AGAINST THE ADVISER DEFENDANTS PURSUANT TO SECTION 36(B) OF THE INVESTMENT COMPANY ACT DERIVATIVELY ON BEHALF OF THE EVERGREEN FUNDS

61. Plaintiff repeats and religious each and every allegation contained above as if fully set forth herein.

62. This Count is brought by the Class on behalf of the Evergreen Funds against the Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the

Investment Company Act.

63. The Adviser Defendants had a fiduciary duty to the Evergreen Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Adviser Defendants. The Adviser Defendants violated Section 36(b) by improperly charging investors in the Evergreen Funds purported Rule 12b-1 marketing fees, and by drawing on Evergreen Funds assets to make undisclosed payments of excessive commissions, as defined herein, in violation of Rule 12b-1.

64. By reason of the conduct described above, the Adviser Defendants violated Section 36(b) of the Investment Company Act.

65. As a direct, proximate and foreseeable result of the Adviser Defendants' violation of Section 36(b) of the Investment Company Act, Evergreen Funds investors, Evergreen Funds, and the Class have incurred millions of dollars in damages.

66. Plaintiff and the Class, in this count, seeks to recover the Rule 12b-1 fees, excessive commissions, and the management fees charged the Evergreen Funds by the Adviser Defendants.

COUNT III

AGAINST WACHOVIA, THE DIRECTOR DEFENDANTS AND THE ADVISER DEFENDANTS FOR VIOLATION OF SECTION 48(A) OF THE INVESTMENT COMPANY ACT BY THE CLASS AND DERIVATIVELY ON BEHALF OF THE EVERGREEN FUNDS

67. Plaintiff repeats and religious each and every allegation contained above as if fully set forth herein.

68. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wachovia and the Director Defendants, who caused the Adviser Defendants to commit

the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective action of Wachovia and the Director Defendants.

69. The Adviser Defendants are liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

70. Both Wachovia and the Director Defendants were "control persons" of the Adviser Defendants. By virtue of their positions of operational control and/or authority over the Adviser Defendants, both Wachovia and the Director Defendants directly and indirectly had the power and authority, and exercised the same, to cause the Adviser Defendants to engage in the wrongful conduct complained of herein.

71. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wachovia and the Director Defendants are liable to plaintiff to the same extent as are the Adviser Defendants for their violations of Sections 34(b) and 36(b) of the Investment Company Act.

72. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Adviser Defendants, who caused EDI to commit the violations of Section 36(b) of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective action of the Adviser Defendants.

73. The Adviser Defendants were "control persons" of EDI and caused the violations complained of herein. By virtue of the positions of operational control and/or authority, and

exercised the same, to cause EDI to engage in the wrongful conduct complained of herein.

74. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Adviser Defendants are liable to plaintiff to the same extent as is EDI for its primary violations of Section 36(b) of the Investment Company Act.

75. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against Wachovia, the Director Defendants, and the Adviser Defendants.

COUNT IV

AGAINST THE ADVISER DEFENDANTS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE EVERGREEN FUNDS

76. Plaintiff repeats and religious each and every allegation contained above as if fully set forth herein.

77. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

78. The Adviser Defendants served as "investment advisers" to the Evergreen Funds and other members of the Class pursuant to the Investment Advisers Act.

79. As fiduciaries pursuant to the Investment Advisers Act, the Adviser Defendants were required to serve the Evergreen Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

80. During the Class Period, the Adviser Defendants breached their fiduciary duties to the Evergreen Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions,

practices and courses of business which operated as a fraud upon the Evergreen Funds. As detailed above, the Adviser Defendants skimmed money from the Evergreen Funds by charging and collecting fees from the Evergreen Funds in violation of the Investment Company Act and the Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Adviser Defendants at the expense of the Evergreen Funds.

81. The Adviser Defendants, because of their position of authority and control over the Evergreen Funds were able to and did control the fees charged to and collected from the Evergreen Funds and otherwise control the operations of the Evergreen Funds. The Adviser Defendants had a duty to (1) disseminate accurate and truthful information with respect to the Evergreen Funds and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Evergreen Funds. The Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Evergreen Funds from knowing of the Adviser Defendants' breaches of fiduciary duties including:

(a) the charging of the Evergreen Funds and Evergreen Funds' investors improper Rule 12b-1 marketing fees;

(b) making unauthorized use of "directed brokerage" as a marketing tool; and

(c) charging the Evergreen Funds for excessive and improper commission payments to brokers.

82. As a result of the Adviser Defendants' multiple breaches of their fiduciary duties owed to the Evergreen Funds, the Evergreen Funds were damaged. The Evergreen Funds are entitled to rescind their investment advisory contracts with the Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

AGAINST THE ADVISER DEFENDANTS FOR BREACH OF FIDUCIARY DUTY ON BEHALF OF THE CLASS

83. Plaintiff repeats and religious each of the preceding allegations as though fully set forth herein.

84. As advisers to the Evergreen Funds, the Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

85. As set forth above, the Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

86. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Adviser Defendants and have suffered substantial damages.

87. Because the Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, they are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

AGAINST THE DIRECTOR DEFENDANTS ON BEHALF OF THE CLASS FOR BREACH OF FIDUCIARY DUTY

88. Plaintiff repeats and religious each of the preceding allegations as though fully set forth herein.

89. The Director Defendants had a fiduciary duty to the Evergreen Funds and the investors of the Evergreen Funds to supervise and monitor the Adviser Defendants.

90. The Director Defendants breached their fiduciary duties by reason of their knowing or reckless failure to prevent the Adviser Defendants from:

(a) charging the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees;

(b) making unauthorized use of "direct brokerage" as a marketing tool; and

(c) charging the Evergreen Funds' investors for excessive and improper commission payments to brokers.

91. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Adviser Defendants and have suffered substantial damages.

92. Because the Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, they are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

AGAINST THE ADVISER DEFENDANTS ON BEHALF OF THE CLASS FOR AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY

93. Plaintiff repeats and religious each of the preceding allegations as though fully set forth herein.

94. At all times herein, the broker dealers that sold Evergreen Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

95. The Adviser Defendants knew of should have known that the broker dealers had these fiduciary duties.

96. By accepting improper Rule 12b-1 fees and excessive commissions in exchange for aggressively pushing Evergreen Funds, and by failing to disclose the receipt of such fees, the broker-dealers breached their fiduciary duties to plaintiff and other members of the class.

97. The Adviser Defendants possessed actual or constructive knowledge the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

98. The Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiff and the other members of each Class and by participating in the brokerages' breaches of fiduciary duties, the Adviser Defendants are liable for these damages.

99. As a direct, proximate and foreseeable result of the Adviser Defendants' knowing participation in the brokerages' breaches of fiduciary duties, plaintiff and the Class have suffered damages.

100. Because the Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Adviser Defendants are liable for punitive damages in an amount of be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiff, on behalf on him and the members of the Class, prays for judgment as follows:

A. declaring this action to be proper class action and certifying plaintiff as the Class representative pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for the damages sustained as a result of the wrongdoing of defendants, in an amount to be proven at trial, including interest thereon;

C. awarding punitive damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proved at trial, including interest thereon;

D. awarding the Evergreen Funds rescission of the contracts with the Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Adviser Defendants;

E. ordering an accounting of all Evergreen Fund-related fees and commissions; and

F. granting such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: June 23, 2004

WOLF POPPER LLP

By: ______________________
Marian P. Rosner (MR 0410)
Michael A. Schwartz (MS 2352)
Mark A. Marino (MM 0676)
845 Third Avenue
New York, New York 10022
(212) 759-4600

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

GENE F. OSBURN, Individually and on behalf of All Others Similarly Situated,

Plaintiff,

vs.

WACHOVIA CORPORATION, EVERGREEN INVESTMENT COMPANY, EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, EVERGREEN INVESTMENT SERVICES INC., EVERGREEN DISTRIBUTOR, INC., LAURENCE B. ASHKIN, CHARLES A. AUSTIN, III, ARNOLD H. DREYFUSS, DENNIS H. FERRO, K. DUN GIFFORD, JAMES S. HOWELL, LEROY KEITH JR., CAROL KOSEL, MICHAEL H. KOONCE, GERALD M. McDONNELL, THOMAS L. McVERRY, WILLIAM WALT PETTIT, DAVID M. RICHARDSON, RUSSEL A. SALTON, III, MICHAEL S. SCOFIELD, RICHARD J. SHIMA, RICHARD K. WAGONER and JOHN DOES 1-100

Defendants,

EVERGREEN ADJUSTABLE RATE FUND, EVERGREEN AGGRESSIVE GROWTH FUND EVERGREEN ASSET ALLOCATION FUND, EVERGREEN BALANCED FUND, EVERGREEN BLUE CHIP FUND, EVERGREEN CALIFORNIA MUNICIPAL BOND FUND, EVERGREEN CALIFORNIA MUNICIPAL MONEY MARKET FUND, EVERGREEN CONNECTICUT MUNICIPAL BOND FUND, EVERGREEN CORE BOND FUND, EVERGREEN DIVERSIFIED BOND FUND, EVERGREEN EMERGING MARKETS GROWTH FUND, EVERGREEN EQUITY INCOME FUND, EVERGREEN EQUITY INDEX FUND, EVERGREEN FUND, EVERGREEN FLORIDA HIGH INCOME

[Captions continued on next page]

04 CV 5102 Civil Action No.

CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

MUNICIPAL BOND FUND, EVERGREEN :
FLORIDA MUNICIPAL BOND FUND, :
EVERGREEN FLORIDA MUNICIPAL MONEY :
MARKET FUND, EVERGREEN FOUNDATION :
FUND, EVERGREEN GEORGIA MUNICIPAL :
BOND FUND, EVERGREEN GLOBAL LEADERS :
FUND, EVERGREEN GLOBAL OPPORTUNITIES :
FUND, EVERGREEN GROWTH AND INCOME :
FUND, EVERGREEN GROWTH FUND, :
EVERGREEN HEALTH CARE FUND :
EVERGREEN HIGH GRADE MUNICIPAL BOND :
FUND, EVERGREEN HIGH INCOME :
MUNICIPAL BOND FUND, EVERGREEN HIGH :
YIELD BOND FUND, EVERGREEN :
INTERMEDIATE MUNICIPAL BOND FUND, :
EVERGREEN INTERNATIONAL BOND FUND, :
EVERGREEN INTERNATIONAL EQUITY FUND, :
EVERGREEN LARGE CAP EQUITY FUND, :
EVERGREEN LARGE CAP VALUE FUND, :
EVERGREEN LARGE COMPANY GROWTH :
FUND, EVERGREEN LIMITED DURATION :
FUND, EVERGREEN MARYLAND MUNICIPAL :
BOND FUND, EVERGREEN MASTERS FUND, :
EVERGREEN MID CAP GROWTH FUND, :
EVERGREEN MID CAP VALUE FUND, :
EVERGREEN MONEY MARKET FUND, :
EVERGREEN MUNICIPAL BOND FUND, :
EVERGREEN MUNICIPAL MONEY MARKET :
FUND, EVERGREEN NEW JERSEY MUNICIPAL :
BOND, EVERGREEN NEW JERSEY MUNICIPAL :
MONEY MARKET FUND, EVERGREEN NEW :
YORK MUNICIPAL BOND FUND, EVERGREEN :
NEW YORK MUNICIPAL MONEY MARKET :
FUND, EVERGREEN NORTH CAROLINA :
MUNICIPAL BOND FUND, EVERGREEN :
OMEGA FUND, EVERGREEN PENNSYLVANIA :
MUNICIPAL BOND FUND, EVERGREEN :
PENNSYLVANIA MUNICIPAL MONEY :
MARKET FUND, EVERGREEN PRECIOUS :
METALS FUND, EVERGREEN SHORT :
INTERMEDIATE BOND FUND, EVERGREEN :
SHORT INTERMEDIATE MUNICIPAL BOND :
FUND, EVERGREEN SMALL CAP VALUE :
[Captions continued on next page] :

FUND, EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND, EVERGREEN SPECIAL EQUITY FUND, EVERGREEN STRATEGIC GROWTH FUND, EVERGREEN STRATEGIC INCOME FUND, EVERGREEN STRATEGIC VALUE FUND, EVERGREEN TAX STRATEGIC FOUNDATION FUND, EVERGREEN TECHNOLOGY FUND, EVERGREEN TREASURY MONEY MARKET FUND, EVERGREEN STRATEGIC GROWTH FUND, EVERGREEN STRATEGIC MONEY MARKET FUND, EVERGREEN ULTRA SHORT BOND FUND, EVERGREEN UTILITY AND TELECOMMUNICATIONS FUND, EVERGREEN VIRGINIA MUNICIPAL BOND FUND, (collectively, the "Evergreen Funds")

Nominal Defendants.

X

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf investors in mutual funds belonging to the Evergreen family of mutual funds (collectively, the "Evergreen Funds") and derivatively on behalf of the Evergreen Funds, against the Evergreen Funds' investment advisers, their corporate parents and the Evergreen Funds directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein)

drew upon the assets of the Evergreen Funds to pay brokers to aggressively push Evergreen Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the Evergreen Funds public filings or elsewhere.

3. Thus Evergreen Funds investors were induced to purchase Evergreen Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Evergreen Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Evergreen Funds, Evergreen Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Evergreen Funds to still other brokerage clients.

4. The Investment Adviser Defendants was motivated to make these secret payments to finance the improper marketing of Evergreen Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Evergreen Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the Evergreen Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Evergreen Funds investors received none of the benefits of these purported economies of sale. Rather, fees and costs associated with the Evergreen Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Evergreen Funds to finance their ongoing marketing campaign. The Evergreen Funds directors, who purported to be Evergreen Funds investor watchdogs, knowingly or recklessly permitted this

conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to Investment Adviser Defendants and concerning the improper uses to which the fees were put. Additionally, the Evergreen Funds Directors breached their common law fiduciary duties to the Evergreen Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Evergreen Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a),

Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Evergreen Distributor, Inc. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff Gene F. Osburn ("Plaintiff") purchased during the Class Period and continues to own shares or units of the Evergreen Omega Fund and has been damaged by the conduct alleged herein.

12. Defendant Wachovia Corp. ("Wachovia" or the "Company") is registered as a financial holding company and a bank holding company. The Company provides commercial and retail banking and trust services through banking offices in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina,

Virginia and Washington, D.C. Wachovia also provides various other financial services, including mortgage banking, investment banking, investment advisory, home equity lending, asset-based lending, leasing, insurance, international and securities brokerage services, through other subsidiaries. The Company's retail securities brokerage business is conducted through Wachovia Securities, LLC, and operates in 49 states. The Company organizes its businesses into four segments: Capital Management, the General Bank, Wealth Management, and the Corporate and Investment Bank. Wachovia maintains its principal place of business at One Wachovia Center, Charlotte, North Carolina 28288.

13. Defendant Evergreen Investment Company, Inc. ("Evergreen Investment") is a broadly diversified asset management organization, with products and services distributed across several lines of business. Evergreen manages diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, and alternative investments to private accounts. Evergreen maintains its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116.

14. Defendant Evergreen Investment Management Company, LLC ("EIMC") is the investment advisor to the Funds. EIMC has been managing mutual funds and private accounts since 1932 and managed over $109.4 billion in assets for the Evergreen funds as of December 31, 2003. EMIC's principal place of business is 200 Berkeley Street, Boston, Massachusetts 02116. EMIC is a subsidiary of Wachovia.

15. Defendant Evergreen Investment Services, Inc. ("EIS") 200 Berkeley Street, Boston, Massachusetts 02116-5034, a subsidiary of Wachovia, serves as administrator to each Fund, subject to the supervision and control of the Trust's Board of Trustees.

16. Evergreen Investment, EMIC, and EIS, are referred to collectively herein as the "Investment Adviser Defendants."

17. The Investment Adviser Defendants are registered as investment advisers under the Investment Adviser Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the Evergreen Funds.

18. Evergreen Distributor, Inc. ("EDI") markets the Funds through broker-dealers and other financial representatives. EDI is the principal underwriter for the Trust and with respect to each class of shares of the Fund. The Trust has entered into a Principal Underwriting Agreement with EDI with respect to each class of the Fund. EDI is located at 90 Park Avenue, New York, New York 10016 and is a subsidiary of The BISYS Group, Inc.

19. Defendants Laurence B. Ashkin ("Askin"), Charles A. Austin, III ("Austin"), Arnold H. Dreyfuss ("Dreyfuss"), Dennis H. Ferro ("Ferro"), K. Dun Gifford ("Gifford"), James S. Howell ("Howell"), Leroy Keith Jr. ("Keith"), Carol Kosel ("Kosel"), Michael H. Koonce ("Koonce"), Gerald M. McDonnell ("McDonnell"), Thomas L. McVerry ("McVerry"), William Walt Pettit ("Pettit"), David M. Richardson ("Richardson"), Russel A. Salton, III ("Salton"), Michael S. Scofield ("Scofield"), Richard J. Shima ("Shima"), and Richard K. Wagoner (Wagoner"), were trustees or officers/directors of the Evergreen Funds, during the Class Period and are collectively referred to herein as the "Director Defendants." For purposes of service, all of the trustees and officers/directors are located at 200 Berkeley Street, Boston, Massachusetts 02116. Additionally, defendant Ferro was President, Chief Executive Officer, Evergreen Investment Company, Inc. and Executive Vice President, Wachovia Bank.

20. Ashkin was a director and/or trustee during the Class Period. Ashkin received compensation totaling $52,000 for the year ended December 31, 2002.

21. Austin was a director and/or trustee during the Class Period. Austin received compensation totaling $125,000 for the year ended December 31, 2002.

22. Dreyfuss was a director and/or trustee during the Class Period. Dreyfuss received compensation totaling $52,000 for the year ended December 31, 2002.

23. Gifford was a director and/or trustee during the Class Period. Gifford received compensation totaling $143,000 for the year ended December 31, 2002.

24. Howell was a director and/or trustee during the Class Period. Howell received compensation totaling $52,000 for the year ended December 31, 2002.

25. Keith was a director and/or trustee during the Class Period. Keith received compensation totaling $125,000 for the year ended December 31, 2002.

26. McDonnell was a director and/or trustee during the Class Period. McDonnell received compensation totaling $134,727 for the year ended December 31, 2002.

27. McVerry was a director and/or trustee during the Class Period. McVerry received compensation totaling $125,000 for the year ended December 31, 2002.

28. Pettit was a director and/or trustee during the Class Period. Pettit received compensation totaling $125,000 for the year ended December 31, 2002.

29. Richardson was a director and/or trustee during the Class Period. Richardson received compensation totaling $125,000 for the year ended December 31, 2002.

30. Salton was a director and/or trustee during the Class Period. Salton received compensation totaling $144,000 for the year ended December 31, 2002.

31. Scofield was a director and/or trustee during the Class Period. Scofield received compensation totaling $160,000 for the year ended December 31, 2002.

32. Shima was a director and/or trustee during the Class Period. Shima received compensation totaling $125,000 for the year ended December 31, 2002.

33. Wagoner was a director and/or trustee during the Class Period. Wagoner received compensation totaling $125,000 for the year ended December 31, 2002.

34. Defendants John Does 1-100 were Evergreen trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of the Plaintiff's counsel's ongoing investigation.

35. Nominal defendants the Evergreen Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors charged with representing the interests of the shareholders in one or a series of the funds. The Evergreen Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

36. The BISYS Group, Inc. is a provider of information outsourcing solutions located at 90 Park Avenue, 10th Floor, New York, NY 10016.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

37. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule

of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Evergreen Funds between June 14, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

38. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Evergreen and Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

39. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

40. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

41. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties;

d. whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Evergreen Funds; and

e. to what extent the members of the Class have sustained damages and the proper measure of damages.

42. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Evergreen Funds Investors

43. Evergreen public filings state that the boards of directors for each Evergreen trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by

the Evergreen Funds (the "Statement of Additional Information"), which includes the Evergreen Growth & Income Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other Evergreen Funds. It states that, "The Trust is supervised by a Board of Trustees that is responsible for representing the interest of the shareholders." Moreover, the Statement of Additional Information for the Evergreen Funds dated December 23, 2003 stated, with respect to the duties of the Directors, as follows:

> On behalf of the Fund, the Trust has entered into an investment advisory agreement with the Fund's investment advisor (the "Advisory Agreement"). Under the Advisory Agreement, and ***subject to the supervision of the Trust's Board of Trustees,*** the investment advisor furnishes to the Fund (unless the Fund is Evergreen Masters Fund) investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. [Emphasis added.]

44. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> ***In approving the renewal of the existing investment advisory agreement of each Fund, the Board of trustees reviewed, on a Fund-by-Fund basis, the management fees and other expenses*** and compared the data to that of Funds of comparable size and investment objectives in the Lipper peer group. ***In addition, the Board of Trustees considered its discussions with mangaement on the personnel and resources committed to management of the Fund and the nature and quality of the service provided to the Fund.*** In reviewing the overall profitability of the management fee to the Fund's investment advisor, ***the Board of Trustees also considered the fact that affiliates provide transfer agency and administrative services to the Fund for which they receive compensation.*** [Emphasis added.].

45. The Investment Company Institute ("ICI"), of which Evergreen Investments is a member, recently described the duties of mutual fund boards as follows:

More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.

Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

46. In truth and in fact, Evergreen board of directors, *i.e.*, the Director Defendants, were captive to and controlled by Wachovia and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Evergreen Funds, approve all significant agreements and otherwise to take reasonable steps to prevent the Investment Adviser Defendants from skimming Evergreen Funds

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at htt;://www.ici.org/issues/dir/bro_mf_directors.pdf.

assets. In many cases, key Evergreen Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Evergreen Fund investors, but, rather, to the Investment Adviser Defendants, they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of Investment Adviser Defendants and formed supposedly independent committees, charged with the responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

47. To ensure that the Directors toed the line, the Investment Adviser Defendants often recruited key fund Directors from the ranks of investment adviser companies and paid them excessive salaries for their service as Directors. For example, defendant Ferro was President of and Chief Executive Officer of Evergreen Investment Company, Inc. and Executive Vice President of Wachovia Bank.

48. In exchange for creating and managing the Evergreen Funds, including the Evergreen Growth & Income Fund, the Investment Adviser Defendants charged the Evergreen Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Investment Adviser Defendants. In theory, the fees charged to fund investors are negoatied at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Evergreen Funds assets were transferred through fees payable from Evergreen Funds assets.

49. These practices proved to be enormously profitable ***for Wachovia*** at the expense

of plaintiff and other members of the Class who had invested in the Evergreen Funds. In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors. [...]
>
> * * *
>
> The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

50. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
<u>Rule 12b-1 Marketing Fees For Improper Purposes</u>

51. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their

own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders.***" [Emphasis added.]

52. The exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

53. However, the purported Rule 12b-1 fees charged to Evergreen Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Evergreen Funds investors. Rather, Evergreen Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. In truth, the Evergreen Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Evergreen Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan. The Director Defendants acted in this manner even though such payments not only harmed existing Evergreen Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Evergreen Funds Investors.

54. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions that were not disclosed or authorized by the Evergreen Funds Rule 12b-1 plans.

The Investment Adviser Defendants Charged Their Overhead To Evergreen Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Evergreen Funds

55. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. § 28(e) (Emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

56. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Evergreen Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the

investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to Evergreen Funds and directed brokerage business to firms that favored Evergreen Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Evergreen Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Evergreen Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

57. The excessive commissions did not fund any services that benefitted the Evergreen Funds shareholders. This practice materially harmed Plaintiff and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

58. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Evergreen Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

the institution and simultaneous settlement of an enforcement action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.

Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complex paid Morgan Stanley substantial fees for preferred marketing of their funds. To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

59. The November 17 SEC release further stated:

The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.

Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives - in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

... As part of the settlement, Morgan Stanley will pay $25 million in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]

In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchaser of different mutual fund share classes.

Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.

"Morgan Stanley' firm-wide failure to adequately disclose to customers at the point of sale the greater costs associated with large purchases of certain B shares and the potential greater returns associated with A shares made the brokers better off and their customers worse off," said Arthur S. Gabinet, District Administrator of the Commission's Philadelphia District Office. "Brokerage firms have a duty to ensure that the information they give their customers about different classes of mutual fund shares is complete and accurate, and that their recommendations are made for the benefit of customers, not themselves."

The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

60. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.

> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.***
>
> * * *
>
> ***Morgan said yesterday that companies in its "Partners Program" included . . . Evergreen Investments.***
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared, said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety and ways people are being sheared so that we can stop it."

[Emphasis added.]

61. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough/" The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

62. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." The article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangement between***

fund companies and brokerage firms since last spring. It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***

Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.

The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]

People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.

Id. [Emphasis added.]

The Prospectuses Were Materially False And Misleading

63. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Evergreen Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

64. As stated above, the Statement of Additional Information, referred to in certain of Evergreen's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

The Fund may pay higher brokerage commissions to a broker

> ***providing it with research services***, as defined in item 6, above, including Wachovia Securities, Inc., an affiliate of the Fund's investment advisor. Pursuant to Section 28(e) of the Securities Exchange Act of 1934, this practice is permitted if the commission is reasonable in relation to the brokerage by a broker to the investment advisor do not replace, but supplement, the services the investment advisor is required to deliver to the Fund ***It is impracticable for the investment advisor to allocate the cost, value and specific application of such research services among its clients because research services intended for one client may indirectly benefit another.*** [Emphasis added.]

65. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiff and other members of the Class: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payments to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 plans; (3) that the Evergreen Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to

Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions paid from Evergreen Funds assets, to pay for overhead expenses, the cost of which should have been borne by Evergreen and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

COUNT I

Against the Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

67. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Evergreen Funds.

68. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers

in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payment to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan; (3) that the Evergreen Funds Rule 12b-1 were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses the cost of which should have been borne by Evergreen Investments and the Investment Adviser Defendants and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

69. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

70. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Evergreen Funds investors have incurred damages.

71. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Evergreen Funds themselves.

72. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against the Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Evergreen Funds

73. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

74. This Count is brought by the Class (as Evergreen Funds securities holders) on behalf of the Evergreen Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

75. The Investment Adviser Defendants had a fiduciary duty to the Evergreen Funds and the Class with respect to the receipt of compensation for services and of payments of a

material nature made by and to the Investment Adviser Defendants.

76. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Evergreen Funds purported Rule 12b-1 marketing fees, and by drawing on the Evergreen Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

77. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

78. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisors to Evergreen Funds investors, the Evergreen Funds and the Class have incurred millions of dollars in damages.

79. Plaintiff and the Class, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Evergreen Funds by the Investment Adviser Defendants.

COUNT III

Against Wachovia And The Director Defendants (As A Control Person Of The Investment Adviser Defendants), And The Investment Adviser Defendants (As Control Persons Of Edi) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Evergreen Funds

80. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

81. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wachovia and the Director Defendants, who caused the Investment Adviser Defendants

to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Wachovia and the Director Defendants.

82. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

83. Wachovia and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Wachovia and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

84. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wachovia and the Director Defendants are liable to plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

85. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused EDI to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

86. EDI is liable under Section 36(b) of the Investment Company Act to the

Evergreen Funds as set forth herein.

87. The Investment Adviser Defendants were "control persons" of EDI and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over EDI, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause EDI to engage in the wrongful conduct complained of herein.

88. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Wachovia and the Director Defendants and the Investment Adviser Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Evergreen Funds

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

91. The Investment Adviser Defendants served as "investment advisers" to the Evergreen Funds and other members of the Class pursuant to the Investment Advisers Act.

92. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Evergreen Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

93. During the Class Period, the Investment Adviser Defendants breached their

fiduciary duties to the Evergreen Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Evergreen Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Evergreen Funds by charging and collecting fees from the Evergreen Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Evergreen Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Evergreen Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Evergreen Funds.

94. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Evergreen Funds were able to and did control the fees charged to and collected from the Evergreen Funds and otherwise control the operations of the Evergreen Funds.

95. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truth information with respect to the Evergreen Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Evergreen Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Evergreen Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of

Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

96. As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the Evergreen Funds, the Evergreen Funds were damages.

97. The Evergreen Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

98. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

99. As adviser to the Evergreen Funds, the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

100. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

101. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

102. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the Plaintiff and other members of the Class, the Investment Adviser

Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The
Director Defendants On Behalf Of The Class

103. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

104. As Evergreen Funds Directors, the Director Defendants had a fiduciary duty to the Evergreen Funds and Evergreen Funds investors to supervise and monitor the Investment Adviser Defendants.

105. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

106. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

107. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class

108. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

109. At all times herein, the broker dealers that sold Evergreen Funds had fiduciary duties of loyalty to their clients, including plaintiff and other members of the Class.

110. The Investment Adviser Defendants knew or should have known that the broker dealer had these fiduciary duties.

111. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Evergreen Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

112. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

113. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

114. As a direct, proximate and foreseeable result of the Investment Adviser Defendants's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

115. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Evergreen Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Evergreen Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: June 28, 2004

Respectfully submitted,

STULL, STULL & BRODY

By_______________________

Jules Brody (JB-9151)
Aaron Brody (AB-5850)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiff

EXHIBIT A

EVERGREEN FUNDS

Evergreen Adjustable Rate Fund
Evergreen Aggressive Growth Fund
Evergreen Asset Allocation Fund
Evergreen Balanced Fund
Evergreen Blue Chip Fund
Evergreen California Municipal Bond Fund
Evergreen California Municipal Money Market Fund
Evergreen Connecticut Municipal Bond Fund
Evergreen Core Bond Fund
Evergreen Diversified Bond Fund
Evergreen Emerging Markets Growth Fund
Evergreen Equity Income Fund
Evergreen Equity Index Fund
Evergreen Fund
Evergreen Florida High Income Municipal Bond Fund
Evergreen Florida Municipal Bond Fund
Evergreen Florida Municipal Money Market Fund
Evergreen Foundation Fund
Evergreen Georgia Municipal Bond Fund
Evergreen Global Leaders Fund
Evergreen Global Opportunities Fund
Evergreen Growth and Income Fund
Evergreen Growth Fund
Evergreen Health Care Fund
Evergreen High Grade Municipal Bond Fund
Evergreen High Income Municipal Bond Fund
Evergreen High Yield Bond Fund
Evergreen Intermediate Municipal Bond Fund
Evergreen International Bond Fund
Evergreen International Equity Fund
Evergreen Large Cap Equity Fund
Evergreen Large Cap Value Fund
Evergreen Large Company Growth Fund
Evergreen Limited Duration Fund
Evergreen Maryland Municipal Bond Fund
Evergreen Masters Fund
Evergreen Mid Cap Growth Fund
Evergreen Mid Cap Value Fund
Evergreen Money Market Fund
Evergreen Municipal Bond Fund
Evergreen Municipal Money Market Fund
Evergreen New Jersey Municipal Bond
Evergreen New Jersey Municipal Money Market Fund
Evergreen New York Municipal Bond Fund
Evergreen New York Municipal Money Market Fund

Evergreen North Carolina Municipal Bond Fund
Evergreen Omega Fund
Evergreen Pennsylvania Municipal Bond Fund
Evergreen Pennsylvania Municipal Money Market Fund
Evergreen Precious Metals Fund
Evergreen Short Intermediate Bond Fund
Evergreen Short Intermediate Municipal Bond Fund
Evergreen Small Cap Value Fund
Evergreen South Carolina Municipal Bond Fund
Evergreen Special Equity Fund
Evergreen Special Values Fund
Evergreen Strategic Growth Fund
Evergreen Strategic Income Fund
Evergreen Strategic Value Fund
Evergreen Tax Strategic Foundation Fund
Evergreen Technology Fund
Evergreen Treasury Money Market Fund
Evergreen U.S. Government Fund
Evergreen U.S. Government Money Market Fund
Evergreen Ultra Short Bond Fund
Evergreen Utility and Telecommunications Fund
Evergreen Virginia Municipal Bond Fund

PLAINTIFF CERTIFICATION

Gene F. Osburn ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the **Evergreen Family of Mutual Funds** during the class period specified in the complaint:

SECURITY (Name of Evergreen Fund)	TRANSACTION (Purchase, Sale)	TRADE DATE	PRICE PER SECURITIES/SHARE	QUANTITY
Evergreen Omega - B	11/3/2000		$35.51	231.699

Please list other transactions on a separate sheet of paper, if necessary.

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 24th day of June, 2004.

Signature

ORIGINAL

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

LINDA M. ALLISON, Individually and on behalf of All Others Similarly Situated, Plaintiff, vs. WACHOVIA CORPORATION, EVERGREEN INVESTMENT COMPANY, EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC, EVERGREEN INVESTMENT SERVICES INC., EVERGREEN DISTRIBUTOR, INC., LAURENCE B. ASHKIN, CHARLES A. AUSTIN, III, ARNOLD H. DREYFUSS, DENNIS H. FERRO, K. DUN GIFFORD, JAMES S. HOWELL, LEROY KEITH JR., CAROL KOSEL, MICHAEL H. KOONCE, GERALD M. McDONNELL, THOMAS L. McVERRY, WILLIAM WALT PETTIT, DAVID M. RICHARDSON, RUSSEL A. SALTON, III, MICHAEL S. SCOFIELD, RICHARD J. SHIMA, RICHARD K. WAGONER and JOHN DOES 1-100 Defendants, EVERGREEN ADJUSTABLE RATE FUND, EVERGREEN AGGRESSIVE GROWTH FUND EVERGREEN ASSET ALLOCATION FUND, EVERGREEN BALANCED FUND, EVERGREEN BLUE CHIP FUND, EVERGREEN CALIFORNIA MUNICIPAL BOND FUND, EVERGREEN CALIFORNIA MUNICIPAL MONEY MARKET FUND, EVERGREEN CONNECTICUT MUNICIPAL BOND FUND, EVERGREEN CORE BOND FUND, EVERGREEN DIVERSIFIED BOND FUND, EVERGREEN EMERGING MARKETS GROWTH FUND, EVERGREEN EQUITY INCOME FUND, EVERGREEN EQUITY INDEX FUND, EVERGREEN FUND, EVERGREEN FLORIDA HIGH INCOME **[Caption continued on next page]**	04 CV 5336 Civil Action No. **CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** **JURY TRIAL DEMANDED** FILED U.S. DISTRICT COURT 2004 JUL -8 PM 4:22 S.D. OF N.Y.

MUNICIPAL BOND FUND, EVERGREEN :
FLORIDA MUNICIPAL BOND FUND, :
EVERGREEN FLORIDA MUNICIPAL MONEY :
MARKET FUND, EVERGREEN FOUNDATION :
FUND, EVERGREEN GEORGIA MUNICIPAL :
BOND FUND, EVERGREEN GLOBAL LEADERS :
FUND, EVERGREEN GLOBAL OPPORTUNITIES :
FUND, EVERGREEN GROWTH AND INCOME :
FUND, EVERGREEN GROWTH FUND, :
EVERGREEN HEALTH CARE FUND :
EVERGREEN HIGH GRADE MUNICIPAL BOND :
FUND, EVERGREEN HIGH INCOME :
MUNICIPAL BOND FUND, EVERGREEN HIGH :
YIELD BOND FUND, EVERGREEN :
INTERMEDIATE MUNICIPAL BOND FUND, :
EVERGREEN INTERNATIONAL BOND FUND, :
EVERGREEN INTERNATIONAL EQUITY FUND, :
EVERGREEN LARGE CAP EQUITY FUND, :
EVERGREEN LARGE CAP VALUE FUND, :
EVERGREEN LARGE COMPANY GROWTH :
FUND, EVERGREEN LIMITED DURATION :
FUND, EVERGREEN MARYLAND MUNICIPAL :
BOND FUND, EVERGREEN MASTERS FUND, :
EVERGREEN MID CAP GROWTH FUND, :
EVERGREEN MID CAP VALUE FUND, :
EVERGREEN MONEY MARKET FUND, :
EVERGREEN MUNICIPAL BOND FUND, :
EVERGREEN MUNICIPAL MONEY MARKET :
FUND, EVERGREEN NEW JERSEY MUNICIPAL :
BOND, EVERGREEN NEW JERSEY MUNICIPAL :
MONEY MARKET FUND, EVERGREEN NEW :
YORK MUNICIPAL BOND FUND, EVERGREEN :
NEW YORK MUNICIPAL MONEY MARKET :
FUND, EVERGREEN NORTH CAROLINA :
MUNICIPAL BOND FUND, EVERGREEN :
OMEGA FUND, EVERGREEN PENNSYLVANIA :
MUNICIPAL BOND FUND, EVERGREEN :
PENNSYLVANIA MUNICIPAL MONEY :
MARKET FUND, EVERGREEN PRECIOUS :
METALS FUND, EVERGREEN SHORT :
INTERMEDIATE BOND FUND, EVERGREEN :
SHORT INTERMEDIATE MUNICIPAL BOND :
FUND, EVERGREEN SMALL CAP VALUE :
[Caption continued on next page] :

FUND, EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND, EVERGREEN SPECIAL EQUITY FUND, EVERGREEN STRATEGIC GROWTH FUND, EVERGREEN STRATEGIC INCOME FUND, EVERGREEN STRATEGIC VALUE FUND, EVERGREEN TAX STRATEGIC FOUNDATION FUND, EVERGREEN TECHNOLOGY FUND, EVERGREEN TREASURY MONEY MARKET FUND, EVERGREEN STRATEGIC GROWTH FUND, EVERGREEN STRATEGIC MONEY MARKET FUND, EVERGREEN ULTRA SHORT BOND FUND, EVERGREEN UTILITY AND TELECOMMUNICATIONS FUND, EVERGREEN VIRGINIA MUNICIPAL BOND FUND, (collectively, the "Evergreen Funds")

Nominal Defendants.

X

Plaintiff, by and through her counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf investors in mutual funds belonging to the Evergreen family of mutual funds (collectively, the "Evergreen Funds") and derivatively on behalf of the Evergreen Funds, against the Evergreen Funds' investment advisers, their corporate parents and the Evergreen Funds directors.

2. This complaint alleges that the Investment Adviser Defendants (as defined herein)

drew upon the assets of the Evergreen Funds to pay brokers to aggressively push Evergreen Funds over other funds, and that the Investment Adviser Defendants concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, were not disclosed to investors in the Evergreen Funds public filings or elsewhere.

3. Thus Evergreen Funds investors were induced to purchase Evergreen Funds by brokers who received undisclosed payments from the Investment Adviser Defendants to push Evergreen Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Evergreen Funds, Evergreen Funds investors were charged and paid undisclosed fees that were improperly used to pay brokers to aggressively push Evergreen Funds to still other brokerage clients.

4. The Investment Adviser Defendants was motivated to make these secret payments to finance the improper marketing of Evergreen Funds because their fees were calculated as a percentage of funds under management and, therefore, tended to increase as the number of Evergreen Funds investors grew. The Investment Adviser Defendants attempted to justify this conduct on the ground that by increasing the Evergreen Funds assets they were creating economies of scale that inured to the benefit of investors but, in truth and in fact, Evergreen Funds investors received none of the benefits of these purported economies of sale. Rather, fees and costs associated with the Evergreen Funds increased during the Class Period (as defined herein), in large part because the Investment Adviser Defendants continued to skim from the Evergreen Funds to finance their ongoing marketing campaign. The Evergreen Funds directors, who purported to be Evergreen Funds investor watchdogs, knowingly or recklessly permitted this

conduct to occur.

5. By engaging in this conduct, the Investment Adviser Defendants, and the defendant entities that control them, breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act"), and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in the breach of fiduciary duties to their clients. The Investment Adviser Defendants also violated Section 34(b) of the Investment Company Act because, to further their improper campaign, they made untrue statements of material fact in fund registration statements, and material omissions, with respect to the procedure for determining the amount of fees payable to Investment Adviser Defendants and concerning the improper uses to which the fees were put. Additionally, the Evergreen Funds Directors breached their common law fiduciary duties to the Evergreen Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Evergreen Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

> "The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers, and other insiders.

JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act, 15 U.S.C. §§ 80a-33(b), 80a-35(a) and (b) and 80a-47(a),

Sections 206 and 215 of the Investment Advisers Act (15 U.S.C. §§ 80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. § 80b-14; and 28 U.S.C. §§ 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Evergreen Distributor, Inc. was at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

11. Plaintiff Linda M. Allison ("Plaintiff") purchased during the Class Period and continues to own shares or units of the Evergreen Omega Fund and has been damaged by the conduct alleged herein.

12. Defendant Wachovia Corp. ("Wachovia" or the "Company") is registered as a financial holding company and a bank holding company. The Company provides commercial and retail banking and trust services through banking offices in Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, North Carolina, Pennsylvania, South Carolina,

Virginia and Washington, D.C. Wachovia also provides various other financial services, including mortgage banking, investment banking, investment advisory, home equity lending, asset-based lending, leasing, insurance, international and securities brokerage services, through other subsidiaries. The Company's retail securities brokerage business is conducted through Wachovia Securities, LLC, and operates in 49 states. The Company organizes its businesses into four segments: Capital Management, the General Bank, Wealth Management, and the Corporate and Investment Bank. Wachovia maintains its principal place of business at One Wachovia Center, Charlotte, North Carolina 28288.

13. Defendant Evergreen Investment Company, Inc. ("Evergreen Investment") is a broadly diversified asset management organization, with products and services distributed across several lines of business. Evergreen manages diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, and alternative investments to private accounts. Evergreen maintains its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116.

14. Defendant Evergreen Investment Management Company, LLC ("EIMC") is the investment advisor to the Funds. EIMC has been managing mutual funds and private accounts since 1932 and managed over $109.4 billion in assets for the Evergreen funds as of December 31, 2003. EMIC's principal place of business is 200 Berkeley Street, Boston, Massachusetts 02116. EMIC is a subsidiary of Wachovia.

15. Defendant Evergreen Investment Services, Inc. ("EIS") 200 Berkeley Street, Boston, Massachusetts 02116-5034, a subsidiary of Wachovia, serves as administrator to each Fund, subject to the supervision and control of the Trust's Board of Trustees.

16. Evergreen Investment, EMIC, and EIS, are referred to collectively herein as the "Investment Adviser Defendants."

17. The Investment Adviser Defendants are registered as investment advisers under the Investment Adviser Act. Fees payable to the Investment Adviser Defendants are calculated as a percentage of fund assets under management. The Investment Adviser Defendants had ultimate responsibility for overseeing the day-to-day management of the Evergreen Funds.

18. Evergreen Distributor, Inc. ("EDI") markets the Funds through broker-dealers and other financial representatives. EDI is the principal underwriter for the Trust and with respect to each class of shares of the Fund. The Trust has entered into a Principal Underwriting Agreement with EDI with respect to each class of the Fund. EDI is located at 90 Park Avenue, New York, New York 10016 and is a subsidiary of The BISYS Group, Inc.

19. Defendants Laurence B. Ashkin ("Askin"), Charles A. Austin, III ("Austin"), Arnold H. Dreyfuss ("Dreyfuss"), Dennis H. Ferro ("Ferro"), K. Dun Gifford ("Gifford"), James S. Howell ("Howell"), Leroy Keith Jr. ("Keith"), Carol Kosel ("Kosel"), Michael H. Koonce ("Koonce"), Gerald M. McDonnell ("McDonnell"), Thomas L. McVerry ("McVerry"), William Walt Pettit ("Pettit"), David M. Richardson ("Richardson"), Russel A. Salton, III ("Salton"), Michael S. Scofield ("Scofield"), Richard J. Shima ("Shima"), and Richard K. Wagoner (Wagoner"), were trustees or officers/directors of the Evergreen Funds, during the Class Period and are collectively referred to herein as the "Director Defendants." For purposes of service, all of the trustees and officers/directors are located at 200 Berkeley Street, Boston, Massachusetts 02116. Additionally, defendant Ferro was President, Chief Executive Officer, Evergreen Investment Company, Inc. and Executive Vice President, Wachovia Bank.

20. Ashkin was a director and/or trustee during the Class Period. Ashkin received compensation totaling $52,000 for the year ended December 31, 2002.

21. Austin was a director and/or trustee during the Class Period. Austin received compensation totaling $125,000 for the year ended December 31, 2002.

22. Dreyfuss was a director and/or trustee during the Class Period. Dreyfuss received compensation totaling $52,000 for the year ended December 31, 2002.

23. Gifford was a director and/or trustee during the Class Period. Gifford received compensation totaling $143,000 for the year ended December 31, 2002.

24. Howell was a director and/or trustee during the Class Period. Howell received compensation totaling $52,000 for the year ended December 31, 2002.

25. Keith was a director and/or trustee during the Class Period. Keith received compensation totaling $125,000 for the year ended December 31, 2002.

26. McDonnell was a director and/or trustee during the Class Period. McDonnell received compensation totaling $134,727 for the year ended December 31, 2002.

27. McVerry was a director and/or trustee during the Class Period. McVerry received compensation totaling $125,000 for the year ended December 31, 2002.

28. Pettit was a director and/or trustee during the Class Period. Pettit received compensation totaling $125,000 for the year ended December 31, 2002.

29. Richardson was a director and/or trustee during the Class Period. Richardson received compensation totaling $125,000 for the year ended December 31, 2002.

30. Salton was a director and/or trustee during the Class Period. Salton received compensation totaling $144,000 for the year ended December 31, 2002.

31. Scofield was a director and/or trustee during the Class Period. Scofield received compensation totaling $160,000 for the year ended December 31, 2002.

32. Shima was a director and/or trustee during the Class Period. Shima received compensation totaling $125,000 for the year ended December 31, 2002.

33. Wagoner was a director and/or trustee during the Class Period. Wagoner received compensation totaling $125,000 for the year ended December 31, 2002.

34. Defendants John Does 1-100 were Evergreen trustees and/or directors during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of the Plaintiff's counsel's ongoing investigation.

35. Nominal defendants the Evergreen Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, each having a board of directors charged with representing the interests of the shareholders in one or a series of the funds. The Evergreen Funds are named as nominal defendants to the extent that they may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

RELATED NON-PARTIES

36. The BISYS Group, Inc. is a provider of information outsourcing solutions located at 90 Park Avenue, 10th Floor, New York, NY 10016.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

37. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule

of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Evergreen Funds between June 14, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

38. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Evergreen and Investment Adviser Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

39. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

40. Plaintiff will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

41. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Investment Company Act was violated by defendants' acts as alleged herein;

b. whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

c. whether the Investment Adviser Defendants breached their common law fiduciary duties and/or knowingly aided and abetted common law breeches of fiduciary duties;

d. whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Evergreen Funds; and

e. to what extent the members of the Class have sustained damages and the proper measure of damages.

42. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties To Evergreen Funds Investors

43. Evergreen public filings state that the boards of directors for each Evergreen trust is responsible for the management and supervision of each portfolio, or fund, comprising the Trust. In this regard, the most recent Statement of Additional Information for funds offered by

the Evergreen Funds (the "Statement of Additional Information"), which includes the Evergreen Growth & Income Fund, which is available to the investor upon request is typical of the Statements of Additional Information available for other Evergreen Funds. It states that, "The Trust is supervised by a Board of Trustees that is responsible for representing the interest of the shareholders." Moreover, the Statement of Additional Information for the Evergreen Funds dated December 23, 2003 stated, with respect to the duties of the Directors, as follows:

> On behalf of the Fund, the Trust has entered into an investment advisory agreement with the Fund's investment advisor (the "Advisory Agreement"). Under the Advisory Agreement, and ***subject to the supervision of the Trust's Board of Trustees***, the investment advisor furnishes to the Fund (unless the Fund is Evergreen Masters Fund) investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of the Fund's assets. [Emphasis added.]

44. The Statement of Additional Information also sets forth in greater detail the purported process by which the investment managers are selected:

> ***In approving the renewal of the existing investment advisory agreement of each Fund, the Board of trustees reviewed, on a Fund-by-Fund basis, the management fees and other expenses*** and compared the data to that of Funds of comparable size and investment objectives in the Lipper peer group. ***In addition, the Board of Trustees considered its discussions with mangaement on the personnel and resources committed to management of the Fund and the nature and quality of the service provided to the Fund.*** In reviewing the overall profitability of the management fee to the Fund's investment advisor, ***the Board of Trustees also considered the fact that affiliates provide transfer agency and administrative services to the Fund for which they receive compensation***. [Emphasis added.].

45. The Investment Company Institute ("ICI"), of which Evergreen Investments is a member, recently described the duties of mutual fund boards as follows:

More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.

Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.

In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.

[Emphasis added.][1]

46. In truth and in fact, Evergreen board of directors, *i.e.*, the Director Defendants, were captive to and controlled by Wachovia and the Investment Adviser Defendants, who induced the Director Defendants to breach their statutory and fiduciary duties to manage and supervise the Evergreen Funds, approve all significant agreements and otherwise to take reasonable steps to prevent the Investment Adviser Defendants from skimming Evergreen Funds

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members have 86-6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excepted from a paper entitled *Understanding the Role of Mutual Fund Directors*, available on the ICI's website at htt;://www.ici.org/issues/dir/bro_mf_directors.pdf.

assets. In many cases, key Evergreen Funds Directors were employees or former employees of the Investment Adviser Defendants and were beholden for their positions, not to Evergreen Fund investors, but, rather, to the Investment Adviser Defendants, they were supposed to oversee. The Director Defendants served for indefinite terms at the pleasure of Investment Adviser Defendants and formed supposedly independent committees, charged with the responsibility for billions of dollars of fund assets (comprised largely of investors' college and retirement savings).

47. To ensure that the Directors toed the line, the Investment Adviser Defendants *often recruited key fund Directors from the ranks of investment adviser companies* and paid them excessive salaries for their service as Directors. For example, defendant Ferro was President of and Chief Executive Officer of Evergreen Investment Company, Inc. and Executive Vice President of Wachovia Bank.

48. In exchange for creating and managing the Evergreen Funds, including the Evergreen Growth & Income Fund, the Investment Adviser Defendants charged the Evergreen Funds a variety of fees, each of which was calculated as a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Investment Adviser Defendants. In theory, the fees charged to fund investors are negoatied at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the Director Defendants' dependence on the investment management company, and its failure to properly manage the investment advisers, millions of dollars in Evergreen Funds assets were transferred through fees payable from Evergreen Funds assets.

49. These practices proved to be enormously profitable ***for Wachovia*** at the expense

of plaintiff and other members of the Class who had invested in the Evergreen Funds. In this regard, another *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors. [...]
>
> * * *
>
> The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . . Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: 'Tens of thousands of "independent" directors, over more than six decades, have failed miserably.' A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never."

[Emphasis added.]

50. Plaintiff and other members of the Class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which the Investment Adviser Defendants were using so-called 12b-1 fees, Soft Dollars (as defined below) and commissions to improperly siphon assets from the funds.

The Investment Adviser Defendants Used
Rule 12b-1 Marketing Fees For Improper Purposes

51. Rule 12b-1, promulgated by the SEC under Section 12(b) of the Investment Company Act, prohibits mutual funds from directly or indirectly distributing or marketing their

own shares unless certain enumerated conditions set forth in Rule 12b-1 are met. The Rule 12b-1 conditions require that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders***." [Emphasis added.]

52. The exceptions to the Section 12(b) prohibition on mutual fund marketing were enacted in 1980 under the theory that the marketing of mutual funds, all things being equal, should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and the Investment Adviser Defendants collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

53. However, the purported Rule 12b-1 fees charged to Evergreen Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the 12b-1 plans would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economies of scale thereby created, if any, were not passed on to Evergreen Funds investors. Rather, Evergreen Funds management and other fees increased and this was a red flag that the Director Defendants knowingly or recklessly disregarded. In truth, the Evergreen Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Evergreen Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required — which seems highly unlikely under the circumstances set forth herein — the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan. The Director Defendants acted in this manner even though such payments not only harmed existing Evergreen Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Evergreen Funds Investors.

54. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions that were not disclosed or authorized by the Evergreen Funds Rule 12b-1 plans.

The Investment Adviser Defendants Charged Their Overhead To Evergreen Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Evergreen Funds

55. Investment advisers routinely pay broker commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. § 28(e) (Emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as "Soft Dollars."

56. The Investment Adviser Defendants went far beyond what is permitted by the Section 28(e) safe harbor. The Investment Adviser Defendants used Soft Dollars to pay overhead costs (for items such as computer hardware and software) thus charging Evergreen Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the

investment advisers' fiduciary duties, properly should have been borne by the Investment Adviser Defendants. The Investment Adviser Defendants also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer their clients to Evergreen Funds and directed brokerage business to firms that favored Evergreen Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Evergreen Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Evergreen Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, the Investment Adviser Defendants additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

57. The excessive commissions did not fund any services that benefitted the Evergreen Funds shareholders. This practice materially harmed Plaintiff and other members of each Class from whom the Soft Dollars and excessive commissions were taken.

THE NOVEMBER 17, 2003 ANNOUNCEMENT

58. On November 17, 2003, these practices began to come to light when the SEC issued a press release (the "November 17 SEC Release") in which it announced a $50 million settlement of an enforcement action against Morgan Stanley Dean Witter relating to improper mutual fund sales practices. The Evergreen Funds were subsequently identified as one of the mutual fund families that Morgan Stanley brokers were improperly paid to push. In this regard, the release announced:

> *the institution and simultaneous settlement of an enforcement*

action against Morgan Stanley DW Inc. (Morgan Stanley) for failing to provide customers important information relating to their purchases of mutual fund shares. As part of the settlement, Morgan Stanley will pay $50 million in disgorgement and penalties, all of which will be placed in a Fair Fund for distribution to certain Morgan Stanley customers.

Stemming from the SEC's ongoing industry-wide investigation of mutual fund sales practices, this inquiry uncovered two distinct, firm-wide disclosure failures by Morgan Stanley. The first relates to Morgan Stanley's "Partners Program" and its predecessor, in which a select group of mutual fund complex paid Morgan Stanley substantial fees for preferred marketing of their funds. To incentivize its sales force to recommend the purchase of shares in these "preferred" funds, Morgan Stanley paid increased compensation to individual registered representatives and branch managers on sales of those funds' shares. The fund complexes paid these fees in cash or in the form of portfolio brokerage commissions. [. . .]

Id. [Emphasis added.]

59. The November 17 SEC release further stated:

The Commission's Order finds that this conduct violated Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934. Section 17(a)(2) prohibits the making of materially misleading statements or omissions in the offer and sale of securities. Rule 10b-10 requires broker dealers to disclose the source and amount of any remuneration received from third parties in connection with a securities transaction. The Order also finds that the conduct violated NASD Rule 2830(k), which prohibits NASD members from favoring the sale of mutual fund shares based on the receipt of brokerage commissions.

Stephen M. Cutler, Director of the Commission's Division of Enforcement, said: "Unbeknownst to Morgan Stanley's customers, Morgan Stanley received monetary incentives - in the form of 'shelf space' payments -- to sell particular mutual funds to its customers. When customers purchase mutual funds, they should understand the nature and extent of any conflicts of interest that may affect the transaction."

... As part of the settlement, Morgan Stanley will pay $25 million

> in disgorgement and prejudgment interest. In addition, Morgan Stanley will pay civil penalties totaling $25 million. [...]
>
> In addition, Morgan Stanley has undertaken to, among other things, (1) place on its website disclosures regarding the Partners Program; (2) provide customers with a disclosure document that will disclose, among other things, specific information concerning the Partners Program, and the differences in fees and expenses connected with the purchaser of different mutual fund share classes.
>
> Finally, the Commission's Order censures Morgan Stanley and orders it to cease-and-desist from committing or causing any violations of Section 17(a)(2) of the Securities Act of 1933 and Rule 10b-10 under the Securities Exchange Act of 1934.
>
> "Morgan Stanley' *firm-wide* failure to adequately disclose to customers at the point of sale the greater costs associated with large purchases of certain B shares and the potential greater returns associated with A shares made the brokers better off and their customers worse off," said Arthur S. Gabinet, District Administrator of the Commission's Philadelphia District Office. "Brokerage firms have a duty to ensure that the information they give their customers about different classes of mutual fund shares is complete and accurate, and that their recommendations are made for the benefit of customers, not themselves."
>
> The NASD also announced today a settled action against Morgan Stanley for violations of NASD Rule 2830(k) arising from the Partners Program and its predecessor.

Id.

60. On November 18, 2003, *The Washington Post* published an article entitled "Morgan Stanley Settles With SEC, NASD." The article states in relevant part:

> ***Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products,*** according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.

In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. ***The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.***

* * *

Morgan said yesterday that companies in its "Partners Program" included . . . Evergreen Investments.

* * *

Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared, said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety and ways people are being sheared so that we can stop it."

[Emphasis added.]

61. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'bill of rights' doesn't go far enough/" The article states, "Morgan Stanley's bill of rights reveals the company receives special payments from 16 funds groups... Such payments provide these firms with "greater access" to Morgan Stanley's brokers, with all the fishiness that implies."

62. On January 14, 2003, *The Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers." The article notes that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

The SEC has been probing the business arrangement between

> ***fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

Id. [Emphasis added.]

<u>The Prospectuses Were Materially False And Misleading</u>

63. Plaintiff and other members of the Class were entitled to, and did receive, one or more of the prospectuses (the "Prospectuses"), pursuant to which the Evergreen Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

64. As stated above, the Statement of Additional Information, referred to in certain of Evergreen's prospectuses and available to the investor upon request, stated as follows with respect to Soft Dollars:

> ***The Fund may pay higher brokerage commissions to a broker***

> ***providing it with research services***, as defined in item 6, above, including Wachovia Securities, Inc., an affiliate of the Fund's investment advisor. Pursuant to Section 28(e) of the Securities Exchange Act of 1934, this practice is permitted if the commission is reasonable in relation to the brokerage by a broker to the investment advisor do not replace, but supplement, the services the investment advisor is required to deliver to the Fund ***It is impracticable for the investment advisor to allocate the cost, value and specific application of such research services among its clients because research services intended for one client may indirectly benefit another.*** [Emphasis added.]

65. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged plaintiff and other members of the Class: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payments to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 plans; (3) that the Evergreen Funds Rule 12b-1 plans were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plans were not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to

Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions paid from Evergreen Funds assets, to pay for overhead expenses, the cost of which should have been borne by Evergreen and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

COUNT I

Against the Investment Adviser Defendants For Violations Of Section 34(b) Of The Investment Company Act On Behalf Of The Class

66. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

67. This Count is asserted against the Investment Adviser Defendants in their role as investment advisers to the Evergreen Funds.

68. The Investment Adviser Defendants made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. The Investment Adviser Defendants failed to disclose the following: (1) that the Investment Adviser Defendants authorized the payment from fund assets of excessive commissions to broker dealers

in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12(b) of the Investment Company Act, and unprotected by any "safe harbor"; (2) that the Investment Adviser Defendants directed brokerage payment to firms that favored Evergreen Funds, which was a form of marketing that was not disclosed in or authorized by the Evergreen Funds Rule 12b-1 Plan; (3) that the Evergreen Funds Rule 12b-1 were not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders; (4) that by paying brokers to aggressively steer their clients to Evergreen Funds, the Investment Adviser Defendants were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct; (5) that any economies of scale achieved by marketing of the Evergreen Funds to new investors were not passed on to Evergreen Funds investors; on the contrary, as the Evergreen Funds grew, fees charged to Evergreen Funds investors continued to increase; (6) that defendants improperly used Soft Dollars and excessive commissions, paid from Evergreen Funds assets, to pay for overhead expenses the cost of which should have been borne by Evergreen Investments and the Investment Adviser Defendants and not Evergreen Funds investors; and (7) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise the Investment Adviser Defendants and that, as a consequence, the Investment Adviser Defendants were able to systematically skim millions and millions of dollars from the Evergreen Funds.

69. By reason of the conduct described above, the Investment Adviser Defendants violated Section 34(b) of the Investment Company Act.

70. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' violation of Section 34(b) of the Investment Company Act, Evergreen Funds investors have incurred damages.

71. Plaintiff and the Class have been specially injured by Defendants' violations of Section 34(b) of the Investment Company Act. Such injuries were suffered directly by the shareholders, rather than by the Evergreen Funds themselves.

72. The Investment Adviser Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

COUNT II

Against the Investment Adviser Defendants Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Evergreen Funds

73. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

74. This Count is brought by the Class (as Evergreen Funds securities holders) on behalf of the Evergreen Funds against the Investment Adviser Defendants for breach of their fiduciary duties as defined by Section 36(b) of the Investment Company Act.

75. The Investment Adviser Defendants had a fiduciary duty to the Evergreen Funds and the Class with respect to the receipt of compensation for services and of payments of a

material nature made by and to the Investment Adviser Defendants.

76. The Investment Adviser Defendants violated Section 36(b) by improperly charging investors in the Evergreen Funds purported Rule 12b-1 marketing fees, and by drawing on the Evergreen Funds assets to make undisclosed payments of Soft Dollars and excessive commissions, as defined herein, in violation of Rule 12b-1.

77. By reason of the conduct described above, the Investment Adviser Defendants violated Section 36(b) of the Investment Company Act.

78. As a direct, proximate and foreseeable result of the Investment Adviser Defendants' breach of the fiduciary duty of loyalty in their role as investment advisors to Evergreen Funds investors, the Evergreen Funds and the Class have incurred millions of dollars in damages.

79. Plaintiff and the Class, in this count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commission and the management fees charged the Evergreen Funds by the Investment Adviser Defendants.

COUNT III

Against Wachovia And The Director Defendants (As A Control Person Of The Investment Adviser Defendants), And The Investment Adviser Defendants (As Control Persons Of Edi) For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Evergreen Funds

80. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

81. This Count is brought pursuant to Section 48(a) of the Investment Company Act against Wachovia and the Director Defendants, who caused the Investment Adviser Defendants

to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein are the collective actions of Wachovia and the Director Defendants.

82. The Investment Adviser Defendants are liable under Sections 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Evergreen Funds as set forth herein.

83. Wachovia and the Director Defendants were "control persons" of the Investment Adviser Defendants and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over the Investment Adviser Defendants, Wachovia and the Director Defendants directly and indirectly, had the power and authority, and exercised the same, to cause the Investment Adviser Defendants to engage in the wrongful conduct complained of herein.

84. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, Wachovia and the Director Defendants are liable to plaintiff to the same extent as are the Investment Adviser Defendants for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

85. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Adviser Defendants, who caused EDI to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective actions of the Investment Adviser Defendants.

86. EDI is liable under Section 36(b) of the Investment Company Act to the

Evergreen Funds as set forth herein.

87. The Investment Adviser Defendants were "control persons" of EDI and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over EDI, the Investment Adviser Defendants directly and indirectly, had the power and authority, and exercised the same, to cause EDI to engage in the wrongful conduct complained of herein.

88. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Wachovia and the Director Defendants and the Investment Adviser Defendants.

COUNT IV

Against The Investment Adviser Defendants Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Evergreen Funds

89. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

90. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

91. The Investment Adviser Defendants served as "investment advisers" to the Evergreen Funds and other members of the Class pursuant to the Investment Advisers Act.

92. As fiduciaries pursuant to the Investment Advisers Act, the Investment Adviser Defendants were required to serve the Evergreen Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

93. During the Class Period, the Investment Adviser Defendants breached their

fiduciary duties to the Evergreen Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Evergreen Funds. As detailed above, the Investment Adviser Defendants skimmed money from the Evergreen Funds by charging and collecting fees from the Evergreen Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Adviser Defendants, among other defendants, at the expense of the Evergreen Funds. The Investment Adviser Defendants breached their fiduciary duties owed to the Evergreen Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Evergreen Funds.

94. The Investment Adviser Defendants are liable as direct participants in the wrongs complained of herein. The Investment Adviser Defendants, because of their position of authority and control over the Evergreen Funds were able to and did control the fees charged to and collected from the Evergreen Funds and otherwise control the operations of the Evergreen Funds.

95. The Investment Adviser Defendants had a duty to (1) disseminate accurate and truth information with respect to the Evergreen Funds; and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the Evergreen Funds. The Investment Adviser Defendants participated in the wrongdoing complained of herein in order to prevent the Evergreen Funds from knowing of the Investment Adviser Defendants' breaches of fiduciary duties including: (1) the charging of the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of

Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

96. As a result of the Investment Adviser Defendants' multiple breaches of their fiduciary duties owed to the Evergreen Funds, the Evergreen Funds were damages.

97. The Evergreen Funds are entitled to rescind their investment advisory contracts with the Investment Adviser Defendants and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

Breach of Fiduciary Duty Against The Investment Adviser Defendants On Behalf Of The Class

98. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

99. As adviser to the Evergreen Funds, the Investment Adviser Defendants were fiduciaries to the Plaintiff and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

100. As set forth above, the Investment Adviser Defendants breached their fiduciary duties to Plaintiff and the Class.

101. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

102. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of the Plaintiff and other members of the Class, the Investment Adviser

Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

Breach of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

103. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

104. As Evergreen Funds Directors, the Director Defendants had a fiduciary duty to the Evergreen Funds and Evergreen Funds investors to supervise and monitor the Investment Adviser Defendants.

105. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent the Investment Adviser Defendants from (1) charging the Evergreen Funds and Evergreen Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Evergreen Funds for excessive and improper commission payments to brokers.

106. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Adviser Defendants and have suffered substantial damages.

107. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

Aiding And Abetting A Breach Of Fiduciary Duty Against
The Investment Adviser Defendants On Behalf Of The Class

108. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

109. At all times herein, the broker dealers that sold Evergreen Funds had fiduciary duties of loyalty to their clients, including plaintiff and other members of the Class.

110. The Investment Adviser Defendants knew or should have known that the broker dealer had these fiduciary duties.

111. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Evergreen Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

112. The Investment Adviser Defendants possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

113. The Investment Adviser Defendants' actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, the Investment Adviser Defendants are liable therefor.

114. As a direct, proximate and foreseeable result of the Investment Adviser Defendants's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

115. Because the Investment Adviser Defendants acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, the Investment Adviser Defendants are liable for punitive damages in an amount to be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, certifying Plaintiff as the Class representative and Plaintiff's counsel as Class Counsel pursuant to Rule 23(a) of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Evergreen Funds rescission of their contracts with the Investment Adviser Defendants, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Adviser Defendants;

E. Ordering an accounting of all Evergreen Funds-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: July 8, 2004

Respectfully submitted,

STULL, STULL & BRODY

By________________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
6 East 45th Street
New York, New York 10017
(212) 687-7230

WEISS & YOURMAN
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

Attorneys for Plaintiff

EXHIBIT A

EVERGREEN FUNDS

Evergreen Adjustable Rate Fund
Evergreen Aggressive Growth Fund
Evergreen Asset Allocation Fund
Evergreen Balanced Fund
Evergreen Blue Chip Fund
Evergreen California Municipal Bond Fund
Evergreen California Municipal Money Market Fund
Evergreen Connecticut Municipal Bond Fund
Evergreen Core Bond Fund
Evergreen Diversified Bond Fund
Evergreen Emerging Markets Growth Fund
Evergreen Equity Income Fund
Evergreen Equity Index Fund
Evergreen Fund
Evergreen Florida High Income Municipal Bond Fund
Evergreen Florida Municipal Bond Fund
Evergreen Florida Municipal Money Market Fund
Evergreen Foundation Fund
Evergreen Georgia Municipal Bond Fund
Evergreen Global Leaders Fund
Evergreen Global Opportunities Fund
Evergreen Growth and Income Fund
Evergreen Growth Fund
Evergreen Health Care Fund
Evergreen High Grade Municipal Bond Fund
Evergreen High Income Municipal Bond Fund
Evergreen High Yield Bond Fund
Evergreen Intermediate Municipal Bond Fund
Evergreen International Bond Fund
Evergreen International Equity Fund
Evergreen Large Cap Equity Fund
Evergreen Large Cap Value Fund
Evergreen Large Company Growth Fund
Evergreen Limited Duration Fund
Evergreen Maryland Municipal Bond Fund
Evergreen Masters Fund
Evergreen Mid Cap Growth Fund
Evergreen Mid Cap Value Fund
Evergreen Money Market Fund
Evergreen Municipal Bond Fund
Evergreen Municipal Money Market Fund
Evergreen New Jersey Municipal Bond
Evergreen New Jersey Municipal Money Market Fund
Evergreen New York Municipal Bond Fund
Evergreen New York Municipal Money Market Fund

Evergreen North Carolina Municipal Bond Fund
Evergreen Omega Fund
Evergreen Pennsylvania Municipal Bond Fund
Evergreen Pennsylvania Municipal Money Market Fund
Evergreen Precious Metals Fund
Evergreen Short Intermediate Bond Fund
Evergreen Short Intermediate Municipal Bond Fund
Evergreen Small Cap Value Fund
Evergreen South Carolina Municipal Bond Fund
Evergreen Special Equity Fund
Evergreen Special Values Fund
Evergreen Strategic Growth Fund
Evergreen Strategic Income Fund
Evergreen Strategic Value Fund
Evergreen Tax Strategic Foundation Fund
Evergreen Technology Fund
Evergreen Treasury Money Market Fund
Evergreen U.S. Government Fund
Evergreen U.S. Government Money Market Fund
Evergreen Ultra Short Bond Fund
Evergreen Utility and Telecommunications Fund
Evergreen Virginia Municipal Bond Fund